Filed pursuant to
General Instruction II.L of Form F-10
File No. 333-209931

PROSPECTUS SUPPLEMENT
(to a Short Form Base Shelf Prospectus dated March 14, 2016)

ROGERS COMMUNICATIONS INC.
US$750,000,000 4.300% Senior Notes Due 2048
________________________

The US$750,000,000 4.300% senior notes due 2048 (the “notes”) will bear interest at the rate of 4.300% per year from February 8, 2018. We will pay interest on the notes semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2018. The effective yield on the notes if held to maturity will be 4.336% per year.  Unless we redeem the notes earlier, the notes will mature on February 15, 2048. We may redeem the notes in whole, at any time, or in part, from time to time, at the redemption prices described in this prospectus supplement. We may also redeem all of the notes at any time in the event that certain changes involving Canadian withholding taxes occur. If we experience a change in control and there is a specified decline in the credit rating of the notes, we will be required to make an offer to purchase all of the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes.

The notes will be unsecured, unsubordinated obligations of Rogers Communications Inc. and will rank equally with its other unsecured, unsubordinated debt. Subject to the release provisions described herein, payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by Rogers Communications Canada Inc., one of our direct, wholly-owned subsidiaries.

Investing in the notes involves substantial risks that should be carefully considered by a prospective purchaser before purchasing the notes. See the “Risk Factors” section on page 18 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-7 of this prospectus supplement.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to Public			Underwriters’ Commission(2)		Net Proceeds to RCI(3)
Per note		99.398	%(1)		0.875%		98.523%
Total	US$	745,485,000		US$	6,562,500	US$	738,922,500

(1)	The price to the public set forth above does not include accrued interest, if any, from February 8, 2018, if settlement occurs after that date.
(2)	We have agreed to indemnify the underwriters against certain liabilities. See “Underwriting”.
(3)
After deducting the underwriters’ commission but before deducting expenses of the offering, estimated to be approximately US$1.9 million, which, together with the underwriters’ commission, will be paid by us.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell the notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time without notice. See “Underwriting”. Each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, BMO Capital Markets Corp., MUFG Securities Americas Inc., TD Securities (USA) LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., Mizuho Securities USA LLC, National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC is an affiliate of a bank or a financial institution that is currently a lender to us under one or more of our credit facilities or our accounts receivable securitization program and / or a counter-party to one or more derivatives contracts with us. Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in the Province of Ontario. See “Underwriting”.

There is currently no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the notes to purchasers on or about February 8, 2018, through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBC Capital Markets
BMO Capital Markets	MUFG	TD Securities
Co-Managers
CIBC Capital Markets	Citigroup	Mizuho Securities
National Bank of Canada Financial Markets	Scotiabank	SMBC Nikko
Wells Fargo Securities

February 5, 2018

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and also adds to and updates certain information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated March 14, 2016, which gives more general information, some of which may not apply to the notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and on other information included in the registration statement of which this prospectus supplement and the prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference therein, is accurate only as of the date of the document containing the information.

Except as set forth under “Summary of the Offering”, “The Guarantor” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference into the prospectus) the terms “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, the term “RCI” refers to Rogers Communications Inc. and not any of its subsidiaries, references to Canadian dollars, dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

Our annual consolidated financial statements incorporated by reference into the prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and are stated in Canadian dollars.  Our unaudited interim condensed consolidated financial statements incorporated into the prospectus have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under IFRS.  Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in our management’s discussion and analysis in respect of our financial statements as at and for the years ended December 31, 2016 and 2015 (“2016 Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016 (“Interim MD&A”), each of which is incorporated by reference into the prospectus, and in the Q4 Information (as defined herein).  See the sections entitled “Key Performance Indicators” and “Non-GAAP Measures” in our 2016 Annual MD&A, our Interim MD&A and the Q4 Information.  None of these measures should be considered as an alternative to any measure calculated in accordance with IFRS. Similarly titled measures presented by other companies may have a different meaning and may not be comparable.

i

Prospectus Supplement

Prospectus

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). You should note that trading of notes on the date of pricing may be affected by the T+3 settlement. See “Underwriting” for more information.

ii

DOCUMENTS INCLUDED AND INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference into the prospectus or this prospectus supplement):

•	our annual information form for the year ended December 31, 2016, dated February 9, 2017;

•
our audited consolidated financial statements as at and for the years ended December 31, 2016 and 2015 (“Annual Financial Statements”), together with the report of the auditors thereon, and our 2016 Annual MD&A in respect of those statements;

•	our management information circular dated March 9, 2017 in connection with our annual meeting of shareholders held on April 19, 2017; and

•
our unaudited interim condensed consolidated financial statements as at September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016 (“Interim Financial Statements”) and our Interim MD&A in respect of those statements.

Any documents of the types referred to above (excluding confidential material change reports) and any business acquisition reports and updated earnings coverage ratio information, filed by us with the OSC after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement (except that any description of our credit ratings in any such document or report shall not be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement). In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and the registration statement of which the prospectus and this prospectus supplement form a part if and to the extent expressly provided in such report.

Excerpts from our press release dated January 25, 2018, in respect of our unaudited financial and operating results for the fourth quarter and year ended December 31, 2017 (such press release, our “Q4 Earnings Release”), are included in Appendix A to this prospectus supplement (the information included in Appendix A is referred to herein as the “Q4 Information”).  Appendix A is included in, and forms an integral part of, this prospectus supplement. The Q4 Information has been prepared by, and is the responsibility of, management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the Q4 Information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. As a result, the audited results we will report as of and for the year ended December 31, 2017 may differ from the unaudited results for that period set forth in Appendix A. The Q4 Information should be read in conjunction with our Annual Financial Statements, 2016 Annual MD&A, Interim Financial Statements and Interim MD&A. Information as of and for the fourth quarter and year ended December 31, 2017 is not necessarily indicative of results for any other period.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the prospectus, as supplemented by this prospectus supplement, from documents filed with the SEC and the OSC. Copies of the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement, may be obtained on request without charge from the Secretary of Rogers Communications Inc. at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Canada, Tel: 416-935-7777. Copies of documents that we have filed with the OSC may be obtained over the Internet under our profile at the Canadian Securities Administrators’ website at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following tables set forth for each period indicated, the high and low exchange rates, the average of such exchange rates, and the exchange rate at the end of the period, based on the rate of exchange published by the Bank of Canada. These rates are set forth as United States dollars per $1.00. On February 2, 2018, the rate of exchange published by the Bank of Canada was US$0.8078 per $1.00.

Year Ended	Average(1)	High	Low	Period End

December 31, 2017	0.7708	0.8245	0.7276	0.7971
December 31, 2016	0.7548	0.7977	0.6869	0.7448
December 31, 2015	0.7758	0.8527	0.7148	0.7225

Nine Months Ended	Average(1)	High	Low	Period End

September 30, 2017	0.7659	0.8245	0.7276	0.8013
September 30, 2016	0.7601	0.7972	0.6854	0.7624
____________________
(1) The average of the exchange rates on the last business day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions about, among other things, our business, operations and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, as well as statements about our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, forecasts and projections relating to the following items, some of which are non-GAAP measures, among others: revenue, adjusted operating profit, additions to property, plant and equipment, cash income taxes, free cash flow, dividend payments, the growth of new products and services, the expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and the deployment of new services, continued cost reductions and efficiency improvements and all other statements that are not historical facts. See “Non-GAAP Measures”.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook”, “target” and similar expressions, although not all statements containing forward-looking information include such words.  Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty.  Actual events and results can be substantially different from what is expressed or implied by the forward-looking information as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes,

•	technological change,

•	economic conditions,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information and communications industries,

•	the integration of acquisitions,

•	litigation and tax matters,

•	the level of competitive intensity,

•	the emergence of new opportunities, and

•	new interpretations and new accounting standards from accounting standards bodies.

These risks, uncertainties or other factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, should our objectives, strategies or intentions change, or should any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the notes and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in the prospectus, as supplemented by this prospectus supplement, including the risks referenced in the “Risk Factors” section of the accompanying prospectus and the risks described under “Risks Related to the Notes” in this prospectus supplement.

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, the prospectus, as supplemented by this prospectus supplement. For purposes of this “Summary of the Offering”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.
Guarantor:	Rogers Communications Canada Inc. (“RCCI”)
Guarantee:
The payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed by RCCI, one of our direct, wholly-owned subsidiaries. This guarantee may be released in certain circumstances. See “Description of the Notes — Guarantees and Ranking”.

Debt Securities Offered:	US$750 million aggregate principal amount of 4.300% senior notes due February 15, 2048.
Interest Rate and Interest Payment Dates:	We will pay interest on the notes at the rate of 4.300% per year semi-annually, in arrears, on February 15 and August 15 of each year, beginning on August 15, 2018.
Issue Date:	February 8, 2018.
Maturity Date:	The notes will mature on February 15, 2048.
Ranking:
The notes and the guarantee will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s existing and future unsecured, unsubordinated debt. The notes and the guarantee will be (1) effectively subordinated to any of our and the guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the guarantee remains in effect).

Use of Proceeds:
We estimate that our net proceeds from the sale of the notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$737 million. For a description of our intended use of the net proceeds, see “Use of Proceeds”.

Optional Redemption:
Prior to the date that is six months prior to the scheduled maturity date of the notes, the notes are redeemable, in whole, at any time, or in part, from time to time, at our option,  at a make-whole redemption price plus accrued and unpaid interest as described in this prospectus supplement.

On or after the date that is six months prior to the scheduled maturity date of the notes, the notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

Tax Redemption:
The notes also will be subject to redemption in the event we or the guarantor, as the case may be, become or would become obligated to pay Additional Amounts with respect to the notes or the guarantee thereon, as applicable, as a result of certain changes involving Canadian taxation laws or treaties. See “Description of the Notes — Guarantees and Ranking” in this prospectus supplement and “Description of Debt Securities — Redemption Upon Changes in Withholding Taxes” in the accompanying prospectus.

Additional Amounts:
Any payments made by us or the guarantor, as the case may be, with respect to the notes, or the guarantee thereon, will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if we or the guarantor, as the case may be, are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of the notes, we or the guarantor, as applicable, will pay the additional amount necessary so that the net amount received by the holders of the notes after the withholding or deduction is not less than the amount that they could have received in the absence of the withholding or deduction. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Change in Control:
If we experience a change in control and there is a specified decline in the credit rating of the notes, we will be required to make an offer to purchase all of the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”.

Certain Covenants:	The indenture governing the notes contains covenants that, among other things, limit the ability of:
● RCI to incur additional secured debt and enter into sale and leaseback transactions; and
● RCI’s “Restricted Subsidiaries” to incur additional debt and enter into sale and leaseback transactions.

The covenants are subject to important exceptions, limitations and qualifications which are summarized under “Description of the Notes — Additional Covenants” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. On the initial issue date of the notes, all of RCI’s subsidiaries will be “Restricted Subsidiaries”.

Form and Denomination:
The notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes — Book-Entry System”, notes in definitive form will not be issued.

Risk Factors:
Investment in the notes involves certain risks. Before deciding to invest in the notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Governing Law:	New York.

RISKS RELATED TO THE NOTES

An investment in the notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form, our 2016 Annual MD&A and our Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement. Additional risks are disclosed in the Q4 Information. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The notes and guarantee will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries and effectively subordinated to any of our and the guarantor’s secured debt.

Subject to the release provisions described herein, the notes will be unconditionally guaranteed on a senior, unsecured basis by RCCI, one of our direct, wholly-owned subsidiaries. Our other subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by us on the notes.  Accordingly, the notes will be structurally subordinated to all existing and future liabilities (including trade payables and debt) of such subsidiaries and, upon any release of its guarantee, of RCCI.  As a holding company, our ability to meet our financial obligations, including servicing our debt under the notes, depends upon our receipt of funds from our subsidiaries.  None of our subsidiaries has an obligation to make funds available to us to pay our obligations under the notes or to pay those obligations except, in the case of RCCI, to the extent it is guaranteeing the notes at the time. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of our subsidiaries that are not, at the time, guaranteeing the notes, holders of the notes will have no right to proceed against the assets of such non-guarantor subsidiaries. Creditors of such non-guarantor subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Rogers Communications Inc. or, if applicable, RCCI, to pay their respective debts and other obligations. Pursuant to the terms of our existing debt obligations, including those of the notes, our subsidiaries are permitted to incur additional debt subject to certain limitations.  For certain summary financial information in respect of RCI, RCCI and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2016 Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

The notes and guarantee will also be effectively subordinated in right of payment to all existing and any future secured debt of Rogers Communications Inc. and RCCI, respectively, to the extent of the value of the assets securing such debt. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Rogers Communications Inc. or of RCCI, as applicable, that serve as collateral under any such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the notes or the guarantee. As at December 31, 2017, neither Rogers Communications Inc. nor RCCI had any outstanding secured debt other than $650 million of funding outstanding under RCI’s accounts receivable securitization program. However, pursuant to the terms of our existing debt obligations, including those of the notes, we may incur additional secured debt subject to certain limitations.

There can be no assurance that a trading market for the notes will develop or as to the liquidity of any trading market that might develop for the notes.

There is currently no established trading market for the notes and we do not intend to have the notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any market making may be discontinued at any time without notice at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes or as to the liquidity of any trading market that may develop for the notes.

Changes in credit ratings may adversely affect the market value of the notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance that the credit ratings assigned to the notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. Real or anticipated changes in credit ratings assigned to the notes will generally affect the market price of the notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

The indenture governing our 8.75% Senior Debentures Due 2032 (the “2032 Debentures”) contains restrictive covenants to which we are not subject for so long as more than one rating agency assigns the 2032 Debentures an investment grade rating and we are not in default of our obligations under such indenture. If we fail to meet these conditions, these restrictive covenants will be reinstated.  If reinstated, these restrictive covenants might limit our operating flexibility and our ability to execute our business strategy unless we redeem the 2032 Debentures.

We may be unable to purchase the notes upon a change in control triggering event.

If we experience a change in control and the notes experience a specified credit rating decline, we will be required to offer to purchase the notes for cash at a price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under such notes. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”. A change in control and a specified credit rating decline under the terms of the notes is likely to correspond with a change in control and a specified credit rating decline under the terms of our other public debt, which would require us to make a similar offer to purchase with respect to that debt in order to avoid an event of default thereunder.  In addition, a change in control and a specified credit rating decline in respect of our senior public debt will constitute an event of default under our bank credit facilities.  In the event of a change in control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the notes, in addition to all of our existing public debt, and to repay the amounts outstanding under our bank credit facilities.

We can enter into transactions, like recapitalizations, reorganizations and other highly leveraged transactions, that do not constitute a change in control as defined in the indenture but could adversely affect holders of the notes.

The change in control triggering event provision contained in the indenture governing the notes may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership of our voting stock or, even if they do, may still not constitute a “change in control triggering event” as defined in the indenture, including because a “change in control triggering event” is deemed to occur upon both a “change in control” and a “rating decline” with respect to the notes, each as defined in the indenture. Except as described under “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”, the indenture will not contain provisions that would require us to offer to repurchase or redeem the notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.

ROGERS COMMUNICATIONS INC.

Our Business

We are a leading diversified Canadian communications and media company.  We report our results of operations in four reporting segments.  Each segment is summarized below.

Wireless

Through wireless, we provide wireless voice and data communication services to individual consumers, businesses, governments and other telecommunications service providers.  Our wireless network is currently one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers and a broad variety of machine-to-machine and specialized devices.

Cable

Through cable, we provide high-speed Internet, television and voice communications services to consumers, businesses, governments and wholesale resellers, leveraging our expansive fibre and hybrid fibre-coaxial network infrastructure in the provinces of Ontario, New Brunswick and Newfoundland and Labrador.

Business Solutions

Through business solutions, we provide voice and data communications and advanced services, including data centres and cloud computing, to a wide range of small, medium and large Canadian enterprise and government customers, as well as on a wholesale basis to other telecommunications service providers over our fibre network facilities.

Media

Through media, we provide radio and television broadcasting services, multi-platform  shopping experiences, consumer magazines, sports media and entertainment (which includes both the Toronto Blue Jays and our exclusive national NHL licensing agreement to broadcast all national live NHL hockey games within Canada on all platforms until the end of the 2025-2026 NHL season) and digital media services.

As noted in the Q4 Information, we intend to redefine our reporting segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reporting segments, as well as how we allocate resources amongst and the general management of, our reporting segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring product are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

Recent Developments

On January 25, 2018, we announced our unaudited financial and operating results for the fourth quarter and year ended December 31, 2017. Excerpts from our Q4 Earnings Release are included in the Q4 Information in Appendix A to this prospectus supplement.

THE GUARANTOR

RCCI, a Canadian corporation, is a direct, wholly-owned subsidiary of RCI that holds substantially all of our shared services and Cable and Wireless operations. For certain summary financial information in respect of RCI, RCCI and our non-guarantor subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2016 Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the notes, after deducting the underwriting commission, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$737 million. We intend to use these net proceeds for general corporate purposes, which may include the repayment at maturity of outstanding commercial paper under our US commercial paper program (our “US CP program”).  Pending such use, we may invest the net proceeds in bank deposits and short-term money market securities. To date, we have principally used the net proceeds from commercial paper issued under our US CP program to refinance earlier maturing commercial paper under our US CP program and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at December 31, 2017, on an actual basis and as adjusted to give effect to (i) our issuance of the notes offered hereby and (ii) the assumed application of the estimated net proceeds from the sale of those notes to repay outstanding commercial paper under our US CP program.  The following table should be read together with our Annual Financial Statements and 2016 Annual MD&A, which is incorporated by reference into the prospectus, and the Q4 Information in Appendix A to this prospectus supplement. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 29, 2017 of US$1.00 = $1.2545.

	December 31, 2017
	Actual	As Adjusted
	(In millions of Canadian dollars, unaudited)
Cash and cash equivalents (bank advances)	$(6)	$(6)

Short-term borrowings:
Accounts receivable securitization program(1)	$650	$650
US commercial paper program(2)	$935	$10
Total short-term borrowings	$1,585	$660

Long-term debt (including current portion):
Bank credit facilities(3)	$--	$--
Outstanding public debt:(4)
6.80% Senior Notes Due 2018	1,756	1,756
2.80% Senior Notes Due 2019	400	400
5.38% Senior Notes Due 2019	500	500
4.70% Senior Notes Due 2020	900	900
5.34% Senior Notes Due 2021	1,450	1,450
4.00% Senior Notes Due 2022	600	600
3.00% Senior Notes Due 2023	627	627
4.10% Senior Notes Due 2023	1,066	1,066
4.00% Senior Notes Due 2024	600	600
3.625% Senior Notes Due 2025	878	878
2.90% Senior Notes Due 2026	627	627
8.75% Senior Debentures Due 2032	251	251
7.50% Senior Notes Due 2038	439	439
6.68% Senior Notes Due 2039	500	500
6.11% Senior Notes Due 2040	800	800
6.56% Senior Notes Due 2041	400	400
4.50% Senior Notes Due 2043	627	627
5.45% Senior Notes Due 2043	816	816
5.00% Senior Notes Due 2044	1,318	1,318
Notes offered hereby	--	941
Deferred transaction costs and discounts(5)	(107)	(123)
Total long-term debt (including current portion)	$14,448	$15,373
Shareholders’ equity	$6,347	$6,347
Total capitalization	$20,795	$21,720

(1)
Our accounts receivable securitization program (the “Securitization Program”) enables RCI to sell certain trade receivables into the program.  For further details in respect of the Securitization Program, see Note 18 to our Annual Financial Statements and the Q4 Information.

(2)
In March 2017, we entered into our US CP program.  Initially, our US CP program allowed RCI to issue commercial paper up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount of commercial paper allowed under our US CP program to US$1.5 billion. Commercial paper under our US CP program may be issued with scheduled maturity dates ranging from 1 to 397 days from issuance. Our US CP program does not provide for any committed financing and our ability to refinance commercial paper at maturity with additional commercial paper is subject to ongoing market and other conditions.  RCI’s obligations under commercial paper issued under our US CP program are unsecured and guaranteed by RCCI and rank equally in right of payment with all of our senior notes and debentures.  For further details in respect of our US CP program, see the Q4 Information.  As of January 31, 2018, we had approximately US$975 million aggregate principal amount of commercial paper outstanding under our US CP program.  The as adjusted amount for the US commercial paper program line item gives effect to the assumed application of all of the estimated net proceeds of the offering to repay outstanding commercial paper under our US CP program.  However, we may use all or a portion of the net proceeds for other general corporate purposes. See “Use of Proceeds”.

(3)
We have a $3.2 billion revolving credit facility.  Our debt under this revolving credit facility is unsecured and guaranteed by RCCI and ranks equally in right of payment with all of our senior notes and debentures.  For further details in respect of our revolving credit facility, see Note 20 to our Annual Financial Statements and the Q4 Information.

(4)
As of the date hereof, all of our outstanding public debt is unsecured.  RCI’s obligations under this public debt are guaranteed by RCCI.  For further details in respect of our public debt, see Note 20 to our Annual Financial Statements and the Q4 Information.

(5)
The as adjusted deferred transaction costs and discounts line item above has been increased by $16 million, which is our estimate of the underwriters’ commission in connection with this offering and any discounts and other expenses we expect to incur in connection with this offering.

EARNINGS COVERAGE

The following pro forma earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2016 and September 30, 2017 based on our financial statements for the respective periods.  The pro forma information gives effect to:

(i)	our receipt under the Securitization Program of additional funding (net of repayments) of $240 million during the nine months ended September 30, 2017;

(ii)	our repayment of $390 million under the Securitization Program during the three months ended December 31, 2017;

(iii)	our issuance under our US CP program of additional commercial paper (net of repayments) with an aggregate principal amount of US$560 million during the nine months ended September 30, 2017;

(iv)	our issuance under our US CP program of additional commercial paper (net of repayments) with an aggregate principal amount of US$415 million between October 1, 2017 and January 31, 2018;

(v)	our repayment at maturity, on June 6, 2017, of our then outstanding 3.00% Senior Notes Due 2017;

(vi)	our repayment at maturity, on March 13, 2017, of our then outstanding Floating Rate Senior Notes Due 2017;

(vii)
advances under our revolving credit facility, net of repayments under our revolving credit facility and our non-revolving credit facility (which we repaid in full, and terminated, in March 2017), of $288 million during the nine months ended September 30, 2017; and

(viii)
our issuance of the notes under this prospectus supplement and the assumed application of the estimated net proceeds from the sale of those notes to repay US$737 million aggregate principal amount of outstanding commercial paper under our US CP program, as if (a) each such transaction had occurred on January 1, 2016, for the purpose of calculating the pro forma information for the 12 months ended December 31, 2016, and (b) the transactions in clauses (ii), (iv), and (viii) had occurred on October 1, 2016, for the purpose of calculating the pro forma information for the 12 months ended September 30, 2017.  For the purpose of calculating the pro forma information below, all U.S. dollar amounts have been translated into Canadian dollars based on a rate of exchange as reported by the Bank of Canada on December 29, 2017 of US$1.00 = $1.2545.

The pro forma information in the following table does not give effect to adjustments for any (x) additional funding or repayments under the Securitization Program subsequent to December 31, 2017, (y)  normal course advances or repayments of long-term debt under our bank credit facilities subsequent to September 30, 2017 or (z) issuance or repayment of commercial paper under our U.S. CP program subsequent to January 31, 2018, as these would not, in the aggregate, materially affect the pro forma earnings coverage ratios.

	12 Months Ended December 31, 2016	12 Months Ended September 30, 2017

Earnings before borrowing costs and income taxes	$1,910 million	$2,493 million
Pro forma borrowing cost requirements(1)	$790 million	$776 million
Pro forma earnings coverage ratio(2)	2.42x	3.21x

(1)
Pro forma borrowing cost requirements refers to our aggregate interest in respect of our financial liabilities, including deferred financing fees, for the applicable period, as adjusted to reflect the items noted in the first paragraph of this “Earnings Coverage” section.

(2)
Pro forma earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes for the applicable period and (ii) our pro forma borrowing cost requirements for the applicable period.

The above table should be read together with our Annual Financial Statements and Interim Financial Statements, each of which is incorporated by reference into the prospectus, as well as the Q4 Information in Appendix A to this prospectus supplement.  The Q4 Information includes certain financial information that is more current than is provided in the table above.

DESCRIPTION OF THE NOTES

The 4.300% senior notes due 2048 (the “notes”) constitute a series of “senior debt securities” as described in the accompanying prospectus. The notes will be issued under a supplemental indenture (the “Supplemental Indenture”) which, for purposes of the notes, will supplement the terms and conditions applicable to “senior debt securities” in the indenture dated as of August 6, 2008 between RCI and The Bank of New York Mellon, as trustee (as supplemented by supplemental indentures from time to time, excluding supplemental indentures establishing the terms of a series of debt securities, the “Base Indenture”). References in this prospectus supplement to the “Indenture” are to the Base Indenture as supplemented by the Supplemental Indenture.

This description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the accompanying prospectus with respect to the notes being offered by this prospectus supplement. This description is qualified in its entirety by reference to all of the provisions of the notes and the Indenture.

Capitalized terms used and not otherwise defined below or elsewhere in this prospectus supplement have the meanings given to them in the accompanying prospectus. For purposes of this “Description of the Notes”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the Indenture) and not any of its subsidiaries. Any reference to the “notes” contained in this “Description of the Notes” refers to our 4.300% senior notes due 2048 offered hereby unless the context indicates otherwise.

General

The notes will be issued in an initial aggregate principal amount of US$750,000,000 and will mature on February 15, 2048. The notes will bear interest at a rate of 4.300% per year from and including February 8, 2018 or from the most recent interest payment date to which interest has been paid.

Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2018, to the persons in whose names such notes are registered at the close of business on the February 1 or August 1 immediately preceding such interest payment date.  To the extent lawful, interest will accrue on any overdue interest at the same rate. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes of the same series equal in rank to the notes described herein in all respects (or in all respects except for the date from which interest begins to accrue or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the notes described herein and have the same terms as to status, redemption or otherwise as the notes described herein, as applicable.

Principal of, premium, if any, and interest on the notes (including, if applicable, the Change in Control Purchase Price in relation to the notes) will be paid in United States dollars. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transferable, at the corporate trust office of the trustee, The Bank of New York Mellon, in The City of New York (currently located at 101 Barclay Street, Floor 7-E, New York, New York, 10286), or at such other office or agency, in The City of New York or elsewhere, as may be designated and maintained by RCI for such purpose; provided, however, that payment of interest on the notes may be made at the option of RCI by check mailed to the person entitled thereto as shown on the applicable securities register. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of a note to the paying agent.

The notes will be issued only in fully registered form without coupons, in denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. Subject to the terms of the applicable Indenture, no service charge will be made for any registration of transfer or exchange or redemption of notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

The notes will not be entitled to the benefit of any sinking fund.

Guarantees and Ranking

The payment of principal of, premium, if any, and interest on the notes will be fully and unconditionally guaranteed (the “guarantee”) by one of RCI’s direct, wholly-owned subsidiaries, RCCI (the “guarantor”). The guarantee will be fully and unconditionally guaranteed by RCI on an unsecured, unsubordinated basis. Any payments made by the guarantor with respect to a note or guarantee will be made without withholding or deduction for or on account of Taxes unless required by law or by interpretation or administration thereof. If the guarantor is so required to withhold or deduct any amount for or on account of Taxes, the guarantor will pay Additional Amounts on the same terms, and subject to the same conditions and limitations, as would apply to RCI if it were required to pay Additional Amounts. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The notes will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event RCCI or RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes or the guarantee thereon, any Additional Amounts with respect to the notes or guarantee as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein) or any change in any official position regarding the interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the initial issue date of the notes. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The Indenture and the guarantee will provide that the guarantor will be released and relieved from all of its obligations under its guarantee in respect of the notes, and that such guarantee will be terminated, upon the request of RCI (without the consent of the trustee) if, immediately after giving effect to such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of the guarantor), RCI would be in compliance with the “Limitation on Restricted Subsidiary Debt” covenant described below under “— Additional Covenants”. Notwithstanding the above, no guarantee with respect to the notes may be released pursuant to the above provisions if, immediately after the release, the guarantor remains a co-obligor or guarantor in respect of any of RCI’s public debt securities outstanding on the initial issue date of the notes. Among other things, the above release provisions will permit the release and termination of the guarantee in the event of a sale or other disposition as a result of which the guarantor would cease to be a Subsidiary of RCI; provided that RCI is in compliance with the aforementioned covenant after giving pro forma effect to such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the Indenture, the guarantor will not be released from its payment obligations under its guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding note. RCI may also, at its option, and at any time, elect to have its obligations and the obligations of the guarantor discharged with respect to the notes upon fulfillment of the conditions described in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”.

The Indenture and the guarantee will provide that, unless the guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its guarantee in accordance with the above release provisions or any other release provision set forth in the Indenture, the guarantor will not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless (a) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the guarantor or a subsidiary of the guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing and (b) either (1) the guarantor will be the continuing Person or (2) the Person (if other than the guarantor) formed by such consolidation or amalgamation or into which the guarantor is merged or the Person that acquires by conveyance, transfer, lease or other disposition the properties and assets of the guarantor substantially as an entirety shall, unless that Person is RCI, (i) be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia and (ii) assume by operation of law or expressly assume, by a supplemental indenture, all of the obligations of the guarantor under its guarantee. In the event of any transaction described in and complying with the conditions listed in this paragraph in which the guarantor is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the guarantor under the Indenture and thereafter, except in the case of a lease, the guarantor will be released and relieved from all of its obligations under the guarantee.

The notes and the guarantee will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s other existing and future unsecured, unsubordinated debt. The notes and the guarantee will be (1) effectively subordinated to all of our and the guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the guarantee remains in effect). As at December 31, 2017, neither RCI nor RCCI had any outstanding secured debt other than $650 million of funding outstanding under RCI’s Securitization Program. For certain summary financial information in respect of RCI, the guarantor and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our 2016 Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus.

Optional Redemption

The notes will be redeemable, in whole or in part, at the option of RCI, at any time prior to the Par Call Date, at a redemption price equal to the greater of:

(1)            100% of the principal amount of the notes to be redeemed, and

(2)            as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued and unpaid as of the date of redemption and assuming, for this purpose, that the notes are scheduled to mature on the Par Call Date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

On or after the Par Call Date, the notes will be redeemable, in whole or in part, at the option of RCI at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the notes are scheduled to mature on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to such remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Par Call Date” means August 15, 2047 (the date that is six months prior to the date that the notes are scheduled to mature).

“Quotation Agent” means the Reference Treasury Dealer appointed by RCI.

“Reference Treasury Dealer” means (i) any of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC  or any successor of any such entity; provided, however, that if any such entity shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RCI shall substitute for such entity another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer(s) selected by RCI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

The notes also will be subject to redemption in connection with certain changes in applicable withholding taxes as described above under “— Guarantees and Ranking”.

Except as provided below under “— Additional Event of Default for a Change in Control Triggering Event”, RCI will not be obligated, pursuant to mandatory sinking fund payments or otherwise, to redeem the notes and will not be obligated, at the option of the holder, to purchase or repay the notes.

Certain Definitions

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RCI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RCI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of RCI or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by RCI or any such Restricted Subsidiary. The term “Consolidated” has a correlative meaning.

“Disqualified Stock” means any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the debt securities for cash or securities constituting Debt; provided that shares of preferred stock of RCI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RCI or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions described in “Additional Event of Default for a Change in Control Triggering Event”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than RCI or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by RCI or a Restricted Subsidiary; (iii) any Investment by RCI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by RCI or any Restricted Subsidiary from a Person other than RCI or a Restricted Subsidiary.

“Excluded Securities” means any Debt, preferred stock or common stock issued by RCI, or any Debt or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RCI or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i)	in the case of Debt not owed to RCI or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii)	in the case of Debt, not be guaranteed by RCI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii)	in the case of Debt, not be secured by any assets or property of RCI or any Restricted Subsidiary;

(iv)
in the case of Debt or preferred stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v)
in the case of Debt or preferred stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the final maturity of the notes or (y) the date on which all principal of, premium, if any, and interest on notes shall have been duly paid or provided for in full.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RCI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(i)
Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by RCI or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii)
the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by RCI, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of RCI and the Restricted Subsidiaries to operate the business or operations of RCI;

(iii)	Liens on Excluded Assets;

(iv)
pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v)
Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi)
Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii)	Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii)
minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix)
Liens in favor of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of RCI or any Restricted Subsidiary and the lease by Bell Canada of such equipment to RCI or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect RCI and its Restricted Subsidiaries considered as a whole; and

(x)	any other Lien existing on the initial issue date of the notes.
“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by RCI or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RCI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of RCI as of such date of determination, other than any such property (i) which our Board of Directors determines is not of material importance to RCI and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of RCI and all its Subsidiaries does not exceed 50%.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RCI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RCI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between RCI and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

•
Debt of RCI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of RCI under the notes); or

•	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

•
incurred or entered into on or after the initial issue date of the notes to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of RCI’s Consolidated Net Tangible Assets at any time outstanding;

•	on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

•	owing to RCI or any other Restricted Subsidiary; or

•	existing at the time a corporation or other Person becomes a Restricted Subsidiary;

each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which, in accordance with GAAP, should be provided in connection with the business conducted by such Person.

Additional Event of Default for a Change in Control Triggering Event

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 under the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RCI or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses (as such terms are defined in the definition of “Member of the Rogers Family”), any Person designated by the trustees of such Qualifying Trust (as such term is defined in the definition of “Member of the Rogers Family”) to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors of RCI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors of RCI, provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by Fitch.

“Member of the Rogers Family” means the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”), the issue of Edward S. Rogers (including adoptees of Edward S. Rogers or any of the foregoing adopted prior to their age of majority and their issue), Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, the issue of Ann Taylor Graham Calderisi and the trustees of any trust in which any one or more of the foregoing individuals (“Individuals”) or the Spouse of the issue (including adoptees of such persons adopted prior to their age of majority and their issue) of Edward S. Rogers or Ann Taylor Graham Calderisi (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, only to the extent of the aggregate percentage of the voting securities of RCI held or controlled by the Qualifying Trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of RCI to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RCI to effect a Change in Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to the rating agency business thereof.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

In addition to the Events of Default specified in the accompanying prospectus under “Description of Debt Securities — Events of Default”, the occurrence of any Change in Control Triggering Event will also constitute an Event of Default for the notes, and the holders of not less than 25% of the aggregate principal amount of the notes then outstanding may declare the principal of the notes due and payable if (i) such a Change in Control Triggering Event occurs and is continuing and (ii) RCI (or a third party, as applicable) fails in any material respect to comply with the provisions of the Supplemental Indenture that establish the requirements for the associated Change in Control Offer (as defined below). Holders of the notes may not declare the principal of the notes due and payable following an Event of Default arising from a Change in Control Triggering Event, and such Event of Default will be cured, if, (i) within 20 business days after the occurrence of the Change in Control Triggering Event, RCI notifies the trustee in writing of such event and makes an offer to all holders of the notes to purchase all outstanding notes properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (ii) on the date that is 40 business days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”) all notes properly tendered into the Change in Control Offer are purchased. A “Change in Control Triggering Event” will be deemed to occur with respect to the notes only upon the occurrence of both a Change in Control and a Rating Decline with respect to the notes.

In order to effect a Change in Control Offer, RCI shall, within 20 business days after the occurrence of the Change in Control Triggering Event, notify the trustee, who shall mail to each holder of notes a copy of the Change in Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RCI shall comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

The Event of Default arising upon a Change in Control Triggering Event also will be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RCI, including the obligations of RCI described in the accompanying prospectus under “Description of Debt Securities — Additional Amounts”, and purchases all outstanding notes properly tendered under such Change in Control Offer.

An Event of Default arising from a Change in Control Triggering Event may only be waived with the consent of the holders of all outstanding notes.

Our bank credit facility and the indentures governing our outstanding public debt contain similar provisions regarding changes in control and specified credit rating declines. In the event of a change in control and a specified credit rating decline relating to such debt, such debt, together with the notes to be issued hereunder, could become due and payable.

Additional Covenants

The notes will be subject to the covenants described in the accompanying prospectus. In addition, the notes will be subject to the additional covenants described below. In addition to being permitted to waive compliance with certain covenants and other provisions identified in the Base Indenture, the Indenture provides that holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with the additional covenants set forth below.

Restricted Subsidiaries

The Board of Directors of RCI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or RCI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RCI’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RCI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. Upon the consummation of this offering, none of RCI’s Subsidiaries will be designated as an Unrestricted Subsidiary.

The Board of Directors of RCI may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RCI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

Limitation on Secured Debt

RCI will not, and RCI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RCI secures, or causes such Restricted Subsidiary to secure, the notes equally and ratably with (or prior to) such Secured Debt. However, any of RCI or its Restricted Subsidiaries may incur Secured Debt without securing the notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of RCI’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure notes under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the notes under this covenant.

If, upon any consolidation, amalgamation or merger of RCI or the guarantor, as applicable, with or into any other Person, or upon any conveyance, transfer, lease or disposition of the properties of RCI or the guarantor, as applicable, substantially as an entirety to any Person, in each case as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Mergers, Amalgamations and Sales of Assets by RCI”, in the case of RCI, and as described in the section of this prospectus supplement entitled “Description of the Notes — Guarantees and Ranking”, in the case of the guarantor, any property or asset of RCI or any Subsidiary of RCI would become subject to a Lien, then, unless such Lien could be created pursuant to the covenant described in the paragraph above without equally and ratably securing the notes, RCI or the guarantor, as applicable, simultaneously with or prior to such transaction, will, as to such property or asset, secure the notes (or cause the notes to be secured) equally and ratably with (or prior to) the Debt that upon such transaction is to become secured as to such property or asset by such Lien.

Limitation on Sale and Leaseback Transactions

RCI will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RCI or a Restricted Subsidiary on or after the initial issue date of the notes (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the initial issue date of the notes) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the notes, would not exceed 15% of RCI’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to RCI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of RCI or a Restricted Subsidiary. However, Debt which is subordinate to the notes or which is owed to RCI or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

Limitation on Restricted Subsidiary Debt

RCI will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the notes are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of RCI under the notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the holders of the notes under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of RCI (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to RCI or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

Global Securities

The notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company (the “depositary” or “DTC”). Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Unless and until it is exchanged in whole or in part for notes in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

Book-Entry System

Initially, the notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

The depositary has advised us and the underwriters as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (“Direct Participants”) deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants’ accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the depositary and its Direct Participants and Indirect Participants are on file with the Commission. All interests in the global securities including those held through the Euroclear System (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) may be subject to procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

The depositary advises that its established procedures provide that:

•
upon our issuance of the notes, the depositary will credit the accounts of Direct Participants and Indirect Participants designated by the underwriters with the principal amounts of the notes purchased by the underwriters, and

•
ownership of interest in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global securities is limited to such extent.

So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes, except as required by law, will be considered the sole owner or holder of the global securities under the Indenture.

Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

None of RCI, the guarantor, any underwriters, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the notes registered in the name of the depositary’s nominee will be made in immediately available funds to the depositary’s nominee as the registered owner of the global securities. Under the terms of the notes, we and the trustee will treat the persons in whose names the notes are registered as the owners of those notes for the purpose of receiving payment of principal and interest on those notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global securities. The depositary has advised us and the trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary’s records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants and Indirect Participants and not of the depositary, the trustee, the underwriters or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the trustee, but disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct Participants and Indirect Participants.

Notes represented by a global security will be exchangeable for notes in definitive form of like tenor as the global security in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or at any time the depositary ceases to be a clearing agency registered under applicable law and, in either case, a successor depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of the notes to be represented by a global security and notify the trustee thereof or (iii) an Event of Default in respect of the notes shall have occurred and be continuing (and, in the case of an Event of Default arising upon a Change in Control Triggering Event, such Event of Default shall not have been cured by a Change in Control Offer in the prescribed time). Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same-day settlement available to us, all payments of principal and interest on the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same-day settlement for trading in the notes until maturity, and secondary market trading activity in the notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York. The Indenture is subject to the provisions of the U.S. Trust Indenture Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of an investment in the notes as of the date hereof. The following discussion is limited in the following ways:

•
The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury regulations issued thereunder, U.S. Internal Revenue Service (the “IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.

•	The discussion only covers you if you buy your notes in the initial offering at their initial issue price.

•	The discussion only covers you if you hold your notes as a capital asset within the meaning of the Code (that is, generally, for investment purposes), and if you do not have a special tax status.

•
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes, such as if you are a tax-exempt entity, bank, insurance company or financial institution, you hold the notes as a hedge against, or the notes are hedged against, currency risk or as part of a straddle or conversion transaction, you are a regulated investment company, subject to the alternative minimum tax, an accrual method taxpayer who is required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account for financial accounting purposes, a dealer in securities or foreign currencies or a U.S. expatriate or your functional currency is not the U.S. dollar. You should consult your tax advisor about the consequences of holding notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes, possibly with retroactive effect.

•	The discussion does not cover federal non-income, state, local or foreign tax law.

•	We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and other entities or arrangements treated as partnerships for U.S. federal income tax purposes and persons holding notes through any such entity should consult their tax advisor.

Each prospective investor should consult a tax advisor about the U.S. federal, state, local, non-U.S. and any other tax consequences to such prospective investor as a result of an investment in the notes in such prospective investor’s particular situation.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is a beneficial owner of notes who or that is, for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation that was created under U.S. law (federal, state or District of Columbia);

•	an estate whose worldwide income is subject to U.S. federal income tax; or

•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Interest

•
If you are a cash method taxpayer (including most individual holders), you must report interest (including any tax withheld from the interest payment and any Additional Amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income when you receive it.

•
If you are an accrual method taxpayer, you generally must report interest (including any tax withheld from the interest payment and any Additional Amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income as it accrues.

•
Such interest will constitute foreign source income for U.S. federal income tax purposes. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on interest payments may be treated as non-U.S. taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit generally is calculated separately with respect to specific “baskets” of income. Interest on the notes generally will constitute “passive category income”. As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (such an election would then apply to all non-U.S. income taxes such U.S. Holder paid in that taxable year). The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Redemption or Retirement of Notes

On your sale, exchange, redemption or retirement of a note:

•
You will have taxable gain or loss equal to the difference between the amount realized by you and your adjusted tax basis in the note. Your adjusted tax basis in the note is generally your cost, subject to certain adjustments.

•
Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For noncorporate taxpayers, including individuals, long term capital gains are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

•
If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income (taxed as described above under “—Interest”) and not as sale proceeds.

•
Your gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•
Assuming you hold your notes through a broker or other securities intermediary, the intermediary generally must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your notes, unless an exemption applies.

•
Similarly, unless an exemption applies, you generally must provide the intermediary with your Taxpayer Identification Number on a certified IRS Form W-9 for its use in reporting information to the IRS. If you are an individual, this is generally your Social Security number. You generally are also required to comply with other IRS requirements concerning information reporting.

•
If you are subject to these requirements but do not comply, the intermediary generally must withhold 24% of all amounts payable to you on the notes (including principal payments) or the proceeds from the sale or other disposition of the notes. This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS in a timely manner.

•
All individual U.S. Holders generally are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements. Exempt holders should provide the intermediary with their Taxpayer Identification Number on a certified IRS Form W-9, and furnish the applicable codes in the box labeled “Exemptions”.

Additional Tax Reporting Requirements

Certain U.S. Holders may be required to disclose information about their notes on IRS Form 8938—Statement of Specified Foreign Financial Assets—if the aggregate value of their “specified foreign financial assets” exceeds certain dollar thresholds. Certain exceptions may apply, including an exception for notes held in accounts maintained by certain financial institutions. Significant penalties can apply if a U.S. Holder fails to disclose its specified foreign financial assets. You should consult your tax advisor regarding your obligation to file information reports with respect to the notes.

Tax on Net Investment Income

A tax of 3.8% is generally imposed on the “net investment income” of individual U.S. citizens and resident aliens with income above certain thresholds, and on the “undistributed net investment income” of trusts and estates with income above certain thresholds. Among other items, net investment income generally includes gross income from interest and net gain from the disposition of certain property, less certain related deductions. You should consult your tax advisor regarding the possible implications of this tax on your particular circumstances.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires such notes, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) is not, and is not deemed to be, a resident of Canada, (ii) is not a “specified shareholder” of RCI (for purposes of the thin capitalization rules in the Canadian Tax Act) and is not a person that does not deal at arm’s length with a “specified shareholder” of RCI, (iii) deals at arm’s length with RCI and with any transferee resident, or deemed to be resident, in Canada to whom the holder disposes of notes, and (iv) does not use or hold, and is not deemed to use or hold, the notes in a business carried on in Canada. Special rules, which are not discussed in this summary, may apply to a holder of notes that is an authorized foreign bank or an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom RCI does not deal at arm’s length for purposes of the Canadian Tax Act.

This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular holder of notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective purchasers of notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Canadian Tax Act to interest, principal or premium, if any, paid or credited to a holder on a note or to proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act by a holder of a note on interest, principal or premium, if any, or on proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

UNDERWRITING

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of Notes

J.P. Morgan Securities LLC	US$112,500,000
Merrill Lynch, Pierce, Fenner & Smith	US$112,500,000
Incorporated
RBC Capital Markets, LLC	US$112,500,000
BMO Capital Markets Corp.	US$67,500,000
MUFG Securities Americas Inc.	US$67,500,000
TD Securities (USA) LLC	US$67,500,000
CIBC World Markets Corp.	US$30,000,000
Citigroup Global Markets Inc.	US$30,000,000
Mizuho Securities USA LLC	US$30,000,000
National Bank of Canada Financial Inc.	US$30,000,000
Scotia Capital (USA) Inc.	US$30,000,000
SMBC Nikko Securities America, Inc.	US$30,000,000
Wells Fargo Securities, LLC	US$30,000,000
Total	US$750,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at the discretion of the representatives of the underwriters if, among other things, there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the notes if they purchase any of the notes under the underwriting agreement. The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.500%. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% on sales to other dealers with respect to the notes.  The offering price and the other terms of the notes have been determined by negotiation between us and the underwriters.

The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by RCI

Per note	0.875%

After the underwriters have made a reasonable effort to sell all of the notes at the initial offering price, the concession allowed and the offering price of the notes may be changed (but not in excess of the initial offering price) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, the representatives, on behalf of the underwriters, may, subject to applicable laws, bid for, purchase or sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the notes. In addition, if the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately US$1.9 million (not including the underwriting commission).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. Each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, BMO Capital Markets Corp., MUFG Securities Americas Inc., TD Securities (USA) LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., Mizuho Securities USA LLC, National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC is an affiliate of a bank or a financial institution that is currently a lender to us under one or more of our credit facilities or our Securitization Program (such affiliates, the “Lenders”) and/or a counter-party to one or more derivatives contracts with us (such affiliates, the “Counter-Parties”). Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in the Province of Ontario. At January 31, 2018, we had no outstanding bank advances under our bank credit facilities with the Lenders and the total funding outstanding under RCI’s Securitization Program was $650 million. At the date hereof our obligations under our credit facilities and derivatives contracts are unsecured and our obligations under the Securitization Program are secured by a security interest over our trade receivables. We are in compliance with the terms of, and the Lenders and the Counter-Parties have not waived any material breach of, the agreements governing our bank credit facilities, the Securitization Program or our derivatives contracts since their respective dates of execution. None of the Lenders or Counter-Parties was involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes. None of the underwriters will receive any direct benefit from this offering other than receipt of their respective share of the underwriters’ commission. Other than as disclosed above or elsewhere in this prospectus supplement, the proceeds of the offering will not be applied for the benefit of the underwriters or their affiliates.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect. The sale of the notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU  (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”) . Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.  This prospectus supplement and the accompanying short form base shelf prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying short form base shelf prospectus are not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”), received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus supplement and the accompanying prospectus do not constitute an offer or invitation to the public in Hong Kong to acquire the notes. Accordingly, no person may issue or have in its possession for the purpose of issue, this prospectus supplement, the accompanying prospectus or any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except (i) where the notes are only intended to be offered to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder), (ii) in circumstances which do not result in this prospectus supplement or the accompanying prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (“CO”), or (iii) in circumstances which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the notes is personal to the person to whom this prospectus supplement and the accompanying prospectus have been delivered, and a subscription for the notes will only be accepted from such person. No person to whom a copy of this prospectus supplement or the accompanying prospectus is issued may copy, issue or distribute this prospectus supplement or the accompanying prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about the contents of this prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore, and the offer of the notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the notes except:

(1) to an Institutional Investor, or an Accredited Investor or other Relevant Person, or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer occurs by operation of law.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company or the notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the notes.

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the notes in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, the underwriters’ Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

APPENDIX A – Q4 INFORMATION

About this Earnings Release

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2016 Annual MD&A, our 2016 Audited Consolidated Financial Statements, our 2017 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at January 25, 2018 and was approved by our Board of Directors (Board). This earnings release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter, the quarter, or the fourth quarter refer to the three months ended December 31, 2017, the first quarter refers to the three months ended March 31, 2017, the second quarter refers to the three months ended June 30, 2017, the third quarter refers to the three months ended September 30, 2017, and year to date or full-year refer to the twelve months ended December 31, 2017. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

We intend to redefine our reporting segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reporting segments, as well as how we allocate resources amongst, and the general management of, our reporting segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring product are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Wireless	2,189	2,058	6		8,343	7,916	5
Cable	871	858	2		3,466	3,449	—
Business Solutions	99	96	3		387	384	1
Media	526	550	(4)		2,153	2,146	—
Corporate items and intercompany eliminations	(53)	(52)	2		(206)	(193)	7
Revenue	3,632	3,510	3		14,143	13,702	3
Total service revenue [1]	3,430	3,306	4		13,560	13,027	4

Adjusted operating profit
Wireless	860	792	9		3,561	3,285	8
Cable	449	435	3		1,709	1,674	2
Business Solutions	32	30	7		128	123	4
Media	39	49	(20)		139	169	(18)
Corporate items and intercompany eliminations	(40)	(47)	(15)		(158)	(159)	(1)
Adjusted operating profit [2]	1,340	1,259	6		5,379	5,092	6

Adjusted operating profit margin [2]	36.9%	35.9%	1.0	pts	38.0%	37.2%	0.8	pts

Net income (loss)	419	(9)	n/m		1,711	835	105
Basic earnings (loss) per share	$0.81	($0.02)	n/m		$3.32	$1.62	105
Diluted earnings (loss) per share	$0.81	($0.04)	n/m		$3.31	$1.62	104

Adjusted net income [2]	455	382	19		1,821	1,481	23
Adjusted basic earnings per share [2]	$0.88	$0.74	19		$3.54	$2.88	23
Adjusted diluted earnings per share [2]	$0.88	$0.74	19		$3.52	$2.86	23

Additions to property, plant and equipment, net	841	604	39		2,436	2,352	4
Cash provided by operating activities	1,142	1,053	8		3,938	3,957	—
Free cash flow [2]	244	392	(38)		1,746	1,705	2
[1]	As defined. See “Key Performance Indicators”.
[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Service revenue	1,990	1,858	7		7,775	7,258	7
Equipment revenue	199	200	(1)		568	658	(14)
Revenue	2,189	2,058	6		8,343	7,916	5

Operating expenses
Cost of equipment	648	584	11		2,033	1,947	4
Other operating expenses	681	682	—		2,749	2,684	2
Operating expenses	1,329	1,266	5		4,782	4,631	3

Adjusted operating profit	860	792	9		3,561	3,285	8

Adjusted operating profit margin as a % of service revenue	43.2%	42.6%	0.6	pts	45.8%	45.3%	0.5	pts
Additions to property, plant and equipment	269	153	76		806	702	15

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg		2017	2016	Chg

Postpaid [2]
Gross additions	456	436	20		1,599	1,521	78
Net additions	72	93	(21)		354	286	68
Total postpaid subscribers [3]	8,704	8,557	147		8,704	8,557	147
Churn (monthly)	1.48%	1.35%	0.13	pts	1.20%	1.23%	(0.03	pts)
ARPA (monthly)	$126.54	$119.90	$6.64		$124.75	$117.37	$7.38
Prepaid
Gross additions	165	172	(7)		782	761	21
Net (losses) additions	(8)	38	(46)		61	111	(50)
Total prepaid subscribers [3]	1,778	1,717	61		1,778	1,717	61
Churn (monthly)	3.22%	2.62%	0.60	pts	3.48%	3.32%	0.16	pts
Blended ARPU (monthly) [2]	$63.46	$60.72	$2.74		$62.31	$60.42	$1.89
[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]
Effective October 1, 2017, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 207,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[3]	As at end of period.

Service revenue
The 7% increase in service revenue this quarter was a result of:
●
higher blended ARPU, primarily as a result of the increased mix of subscribers on higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. Our higher-rate plans typically generate higher ARPU, may allow users to pool and manage their data usage across multiple devices, and provide access to some of our other offerings, such as Roam Like Home, Fido Roam, Rogers NHL LIVE, Fido Data Bytes, and Spotify; and

●	larger postpaid and prepaid subscriber bases.

The 6% increase in postpaid ARPA this quarter was primarily a result of the continued adoption of Rogers Share Everything plans and the increasing number of lines per customer account. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 5% increase in blended ARPU this quarter was a result of the increased service revenue, as discussed above, and the adjustment to our postpaid subscriber base pertaining to the migration of a public services customer.

The increase in postpaid churn this quarter was primarily a result of heightened competitive intensity, particularly during the holiday season.

Equipment revenue
The 1% decrease in equipment revenue this quarter was a result of:
●	larger average investments in higher-blended-ARPU-generating customers who purchased devices under term contracts, in part due to the heightened competitive intensity this quarter; partially offset by
●	a 7% increase in device upgrades by existing subscribers; and
●	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 11% increase in the cost of equipment this quarter was a result of:
●	a continued shift in the product mix of device sales towards higher-cost smartphones as more devices launched and we continue to invest in higher-blended-ARPU-generating customers;
●	the increase in device upgrades by existing subscribers as discussed above; and
●	higher postpaid gross additions.

Other operating expenses
Other operating expenses were stable this quarter as a result of:
●	various cost efficiencies and productivity initiatives; offset by
●	higher costs related to increased revenue, as discussed above.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter was a result of the strong flow-through of service revenue growth discussed above.

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Internet	413	378	9		1,606	1,495	7
Television	372	386	(4)		1,501	1,562	(4)
Phone	84	93	(10)		353	386	(9)
Service revenue	869	857	1		3,460	3,443	—
Equipment revenue	2	1	100		6	6	—
Revenue	871	858	2		3,466	3,449	—

Operating expenses
Cost of equipment	—	1	n/m		2	3	(33)
Other operating expenses	422	422	—		1,755	1,772	(1)
Operating expenses	422	423	—		1,757	1,775	(1)

Adjusted operating profit	449	435	3		1,709	1,674	2

Adjusted operating profit margin	51.5%	50.7%	0.8	pts	49.3%	48.5%	0.8	pts
Additions to property, plant and equipment	379	284	33		1,172	1,085	8

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	17	30	(13)	85	97	(12)
Total Internet subscribers [2]	2,230	2,145	85	2,230	2,145	85
Television
Net losses	(13)	(13)	—	(80)	(76)	(4)
Total Television subscribers [2]	1,740	1,820	(80)	1,740	1,820	(80)
Phone
Net additions	9	4	5	14	4	10
Total Phone subscribers [2]	1,108	1,094	14	1,108	1,094	14

Cable homes passed [2]	4,307	4,241	66	4,307	4,241	66
Total service units [3]
Net additions	13	21	(8)	19	25	(6)
Total service units [2]	5,078	5,059	19	5,078	5,059	19
[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The 2% increase in revenue this quarter was a result of:
●            the movement of Internet customers to higher speed and usage tiers; and
●            the impact of service pricing changes; partially offset by
●            a lower subscriber base for our Television products.

Internet revenue
The 9% increase in Internet revenue this quarter was a result of:
●	general movement of customers to higher speed and usage tiers of our Internet offerings, with 54% of our residential Internet base on plans of 100 megabits per second or higher (2016 - 46%);
●	a larger Internet subscriber base; and
●	the impact of Internet service pricing changes; partially offset by
●	more promotional pricing provided to subscribers.

Television revenue
The 4% decrease in Television revenue this quarter was a result of:
●	the decline in Television subscribers over the past year; partially offset by
●	the impact of Television service pricing changes, net of discounts.

Phone revenue
The 10% decrease in Phone revenue this quarter was a result of the impact of pricing.

Operating expenses
Operating expenses were stable this quarter as a result of:
●	various cost efficiencies and productivity initiatives; offset by
●	higher costs related to increased revenue, as discussed above.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter was a result of the revenue changes discussed above.

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Next generation	84	77	9		322	307	5
Legacy	14	17	(18)		58	71	(18)
Service revenue	98	94	4		380	378	1
Equipment revenue	1	2	(50)		7	6	17
Revenue	99	96	3		387	384	1

Operating expenses	67	66	2		259	261	(1)

Adjusted operating profit	32	30	7		128	123	4

Adjusted operating profit margin	32.3%	31.3%	1.0	pts	33.1%	32.0%	1.1	pts
Additions to property, plant and equipment	40	37	8		131	146	(10)

Revenue
The 4% increase in service revenue this quarter was a result of the increase in higher-margin, next generation on-net and near-net IP-based services revenue, partially offset by the continued decline in our legacy and off-net voice business.

We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions. Next generation services, which include our data centre operations, represented 86% of service revenue in the quarter (2016 - 82%).

Operating expenses
Operating expenses this quarter were in line with fourth quarter operating expenses of 2016.

Adjusted operating profit
The 7% increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	526	550	(4)		2,153	2,146	—
Operating expenses	487	501	(3)		2,014	1,977	2

Adjusted operating profit	39	49	(20)		139	169	(18)

Adjusted operating profit margin	7.4%	8.9%	(1.5	pts)	6.5%	7.9%	(1.4	pts)
Additions to property, plant and equipment	39	19	105		83	62	34

Revenue
The 4% decrease in revenue this quarter was a result of:
●	lower revenue at the Toronto Blue Jays due to the postseason in 2016; and
●	lower publishing-related revenue as a result of the strategic shift to digital media announced last year; partially offset by
●	higher Sportsnet revenue; and
●	higher TSC merchandise sales.

Operating expenses
The 3% decrease in operating expenses this quarter was a result of:
●	lower publishing-related costs as a result of the strategic shift described above; and
●	lower Toronto Blue Jays costs due to costs associated with the 2016 postseason; partially offset by
●	higher TSC merchandise costs.

Adjusted operating profit
The 20% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2017	2016	% Chg		2017	2016	% Chg

Additions to property, plant and equipment
Wireless	269	153	76		806	702	15
Cable	379	284	33		1,172	1,085	8
Business Solutions	40	37	8		131	146	(10)
Media	39	19	105		83	62	34
Corporate	114	111	3		318	357	(11)

Total additions to property, plant and equipment [1]	841	604	39		2,510	2,352	7
Proceeds from disposition of property, plant and equipment	—	—	n/m		(74)	—	n/m

Total additions to property, plant and equipment, net	841	604	39		2,436	2,352	4

Capital intensity [2]	23.2%	17.2%	6.0	pts	17.2%	17.2%	—	pts
[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[2]	As defined. See “Key Performance Indicators”.

Wireless
The increase in additions to property, plant and equipment in Wireless this quarter was a result of investments made to upgrade our wireless network to continue delivering worry-free, reliable performance for our customers. We are augmenting our existing LTE network with 4.5G technology investments that are also designed to migrate to a 5G environment. This quarter, we began upgrading our radio infrastructure and made investments to activate the AWS-1 spectrum licence acquired earlier in 2017.

Cable
The increase in additions to property, plant and equipment in Cable this quarter was a result of higher investments in network and information technology infrastructure, partially related to our forthcoming Ignite TV product (previously referred to as the X1 IP-based video platform), and to enhance the quality of our cable network. This quarter, we began upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Business Solutions
The increase in additions to property, plant and equipment in Business Solutions this quarter was a result of higher investments in network infrastructure.

Media
The increase in additions to property, plant and equipment this quarter reflect higher investments in our broadcast infrastructure and the Rogers Centre.

Corporate
The increase in additions to property, plant and equipment in Corporate this quarter was a result of higher investments in premise improvements.

Capital intensity
Capital intensity increased this quarter as a result of higher net additions to property, plant and equipment as discussed above, partially offset by higher total revenue.

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct (add):
Stock-based compensation	14	16	(13)	61	61	—
Depreciation and amortization	531	555	(4)	2,142	2,276	(6)
Gain on disposition of property, plant and equipment	—	—	n/m	(49)	—	n/m
Restructuring, acquisition and other	31	518	(94)	152	644	(76)
Finance costs	184	188	(2)	746	761	(2)
Other expense (income)	3	(4)	n/m	(19)	191	n/m
Income tax expense (recovery)	158	(5)	n/m	635	324	96

Net income (loss)	419	(9)	n/m	1,711	835	105
[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:
●	the vesting of stock options and share units; and
●	changes in the market price of RCI Class B shares; offset by
●
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for more information about equity derivatives.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Impact of vesting	13	19	61	70
Impact of change in price	2	(22)	74	24
Equity derivatives, net of interest receipt	(1)	19	(74)	(33)

Total stock-based compensation	14	16	61	61

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Depreciation	518	538	(4)	2,087	2,183	(4)
Amortization	13	17	(24)	55	93	(41)

Total depreciation and amortization	531	555	(4)	2,142	2,276	(6)

Total depreciation and amortization decreased this quarter primarily as a result of certain assets becoming fully amortized.

Restructuring, acquisition and other
This quarter, we incurred $31 million (2016 - $518 million) in restructuring, acquisition and other expenses. The costs this quarter were primarily a result of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, these costs were primarily a result of the $484 million charge for asset impairment and related onerous contracts related to our legacy IPTV product. In 2017, this charge has been reported within restructuring, acquisition and other compared to a separate classification as impairment of assets and related onerous contract charges reported in 2016.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings [1]	184	185	(1)	740	758	(2)
Interest on post-employment benefits liability	3	2	50	12	9	33
Loss (gain) on foreign exchange	8	32	(75)	(107)	13	n/m
Change in fair value of derivatives	(10)	(34)	(71)	99	(16)	n/m
Capitalized interest	(5)	(3)	67	(18)	(18)	—
Other	4	6	(33)	20	15	33

Total finance costs	184	188	(2)	746	761	(2)
[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings
Interest on borrowings decreased this quarter as a result of a marginally lower weighted average cost of financing on a lower average debt balance. See “Managing our Liquidity and Financial Resources” and “Financial Condition” for more information about our debt and related finance costs.

Income tax expense (recovery)

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2017	2016	2017	2016

Statutory income tax rate	26.7%	26.6%	26.7%	26.6%
Income (loss) before income tax expense (recovery)	577	(14)	2,346	1,159
Computed income tax expense (recovery)	154	(4)	626	308
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	—	(2)	9	5
Non-deductible portion of equity losses	2	2	—	18
Non-deductible loss on available-for-sale investments	—	—	7	—
Income tax adjustment, legislative tax change	2	—	2	3
Non-taxable portion of capital gain	—	—	(10)	(7)
Other items	—	(1)	1	(3)

Total income tax expense (recovery)	158	(5)	635	324

Effective income tax rate	27.4%	35.7%	27.1%	28.0%
Cash income taxes paid	76	81	475	295

The effective income tax rate for the quarter was higher than the statutory tax rate primarily as a result of non-deductible equity losses recognized on certain of our investments and an increase in income tax expense as a result of a legislative tax change.

Cash income taxes paid decreased this quarter as a result of the timing of installment payments.

Net income (loss)

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Net income (loss)	419	(9)	n/m	1,711	835	105
Basic earnings (loss) per share	$0.81	($0.02)	n/m	$3.32	$1.62	105
Diluted earnings (loss) per share	$0.81	($0.04)	n/m	$3.31	$1.62	104

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct:
Depreciation and amortization	531	555	(4)	2,142	2,276	(6)
Finance costs	184	188	(2)	746	761	(2)
Other expense (income) [2]	3	(4)	n/m	1	40	(98)
Income tax expense [3]	167	138	21	669	534	25

Adjusted net income [1]	455	382	19	1,821	1,481	23

Adjusted basic earnings per share [1]	$0.88	$0.74	19	$3.54	$2.88	23
Adjusted diluted earnings per share [1]	$0.88	$0.74	19	$3.52	$2.86	23
[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]
Other income for the twelve months ended December 31, 2017 excludes a $20 million provision reversal on the wind down of shomi. Other expense for the twelve months ended December 31, 2016 excludes an $11 million net loss on divestitures pertaining to investments and a $140 million loss on the wind down of our shomi joint venture.

[3]
Income tax expense excludes an $11 million recovery (2016 - $143 million recovery) for the quarter and a $36 million recovery (2016 - $213 million recovery) for the year to date related to the income tax impact for adjusted items. Income tax expense also excludes expenses as a result of legislative tax changes of $2 million (2016 - nil) for the quarter and $2 million (2016 - $3 million) for the year to date.

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,358	1,276	5,302	4,994
Change in non-cash operating working capital items	(15)	(18)	(154)	14
Cash provided by operating activities before income taxes paid and interest paid	1,343	1,258	5,148	5,008
Income taxes paid	(76)	(81)	(475)	(295)
Interest paid	(125)	(124)	(735)	(756)

Cash provided by operating activities	1,142	1,053	3,938	3,957

Investing activities:
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Additions to program rights	(21)	(3)	(59)	(46)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	101	44	109	(103)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	21	49	(60)	45

Cash used in investing activities	(740)	(514)	(2,630)	(2,456)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	(163)	(250)	858	—
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	40	(28)	(79)	(45)
Transaction costs incurred	—	(17)	—	(17)
Dividends paid	(247)	(247)	(988)	(988)
Other	—	—	—	5

Cash used in financing activities	(373)	(599)	(1,243)	(1,583)

Change in cash and cash equivalents	29	(60)	65	(82)
(Bank advances) cash and cash equivalents, beginning of period	(35)	(11)	(71)	11

Bank advances, end of period	(6)	(71)	(6)	(71)

Operating activities
The 8% increase in cash provided by operating activities this quarter was primarily a result of higher net income.

Investing activities
Additions to property, plant and equipment, net
We spent $841 million this quarter on net additions to property, plant and equipment, before changes in non-cash working capital items, which was higher than the same period in 2016. See “Additions to Property, Plant and Equipment, net” for more information.

Financing activities
During the quarter, we repaid net amounts of $126 million (2016 - $335 million) on our short-term borrowings, long-term debt, and related derivatives. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at December 31, 2017 and 2016.

	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	650	800
US commercial paper program	935	—

Total short-term borrowings	1,585	800

Below is a summary of the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2017 and 2016.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from accounts receivable securitization			—			530
Repayment of accounts receivable securitization			(390)			(680)
Net repayment of accounts receivable securitization			(390)			(150)

Proceeds received from US commercial paper	2,142	1.2750	2,731	8,267	1.2958	10,712
Repayment of US commercial paper	(1,958)	1.2789	(2,504)	(7,530)	1.2887	(9,704)
Net proceeds received from US commercial paper			227			1,008

Net (repayment of) proceeds received on short-term borrowings			(163)			858

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from accounts receivable securitization			—			295
Repayment of accounts receivable securitization			(250)			(295)
Net repayment of accounts receivable securitization			(250)			—

Net repayment of short-term borrowings			(250)			—

In March 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See “Financial Risk Management” for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. Below is a summary of the activity relating to our long-term debt for the three and twelve months ended December 31, 2017 and 2016.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			—			1,730
Credit facility borrowings (US$)	100	1.25	125	960	1.32	1,269
Total credit facility borrowings			125			2,999

Credit facility repayments (Cdn$)			—			(1,830)
Credit facility repayments (US$)	(100)	1.28	(128)	(1,110)	1.31	(1,453)
Total credit facility repayments			(128)			(3,283)

Net repayments under credit facilities			(3)			(284)

Senior note repayments (Cdn$)			—			(750)

Net repayment of long-term debt			(3)			(1,034)

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			325			1,140
Credit facility borrowings (US$)	303	1.31	398	2,188	1.31	2,877
Total credit facility borrowings			723			4,017

Credit facility repayments (Cdn$)			(225)			(1,540)
Credit facility repayments (US$)	(914)	1.34	(1,226)	(2,038)	1.32	(2,686)
Total credit facility repayments			(1,451)			(4,226)

Net repayments under credit facilities			(728)			(209)

Senior note issuances (US$)	500	1.34	671	500	1.34	671
Senior note repayments (Cdn$)			—			(1,000)

Net issuance (repayment) of senior notes			671			(329)

Net repayment of long-term debt			(57)			(538)

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Long-term debt net of transaction costs, beginning of period	14,402	15,927	16,080	16,870
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Loss (gain) on foreign exchange	46	224	(608)	(245)
Deferred transaction costs incurred	—	(17)	(3)	(12)
Amortization of deferred transaction costs	3	3	13	5

Long-term debt net of transaction costs, end of period	14,448	16,080	14,448	16,080

Certain funds were borrowed under our revolving and non-revolving credit facilities in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See “Financial Risk Management” for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,340	1,259	6	5,379	5,092	6
Deduct:
Additions to property, plant and equipment, net [2]	841	604	39	2,436	2,352	4
Interest on borrowings, net of capitalized interest	179	182	(2)	722	740	(2)
Cash income taxes [3]	76	81	(6)	475	295	61

Free cash flow [1]	244	392	(38)	1,746	1,705	2
[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment, net do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 38% decrease in free cash flow this quarter was a result of higher net additions to property, plant and equipment, partially offset by higher adjusted operating profit.

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2017	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	935	2,256
Outstanding letters of credit	87	—	87	—	—
Bank advances	—	6	—	—	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	—	—	400

Total	4,337	656	96	935	2,650

As at December 31, 2016	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	2,500	—	9	2,491
Non-revolving	301	301	—	—
Outstanding letters of credit	59	—	59	—
Bank advances	—	71	—	(71)
Total bank credit facilities	2,860	372	68	2,420
Accounts receivable securitization	1,050	800	—	250

Total	3,910	1,172	68	2,670

In addition to the sources of available liquidity noted above, we held $1,465 million of marketable securities in publicly-traded companies as at December 31, 2017 (December 31, 2016 - $1,047 million).

Weighted average cost of borrowings
Our borrowings had a weighted average cost of 4.70% as at December 31, 2017 (December 31, 2016 - 4.72%) and a weighted average term to maturity of 9.9 years (December 31, 2016 - 10.6 years).

Financial Risk Management

This section should be read in conjunction with “Financial Risk Management” in our 2016 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 89.5% of our outstanding debt, including short-term borrowings, as at December 31, 2017 (December 31, 2016 - 91.2%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2017 and 2016.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	100	1.25	125	1,610	1.32	2,126
Debt derivatives settled	100	1.25	125	1,760	1.32	2,327

Net cash received (paid)			4			(17)

Commercial paper program
Debt derivatives entered	2,140	1.28	2,732	8,266	1.30	10,711
Debt derivatives settled	1,955	1.28	2,500	7,521	1.29	9,692

Net cash received (paid)			36			(62)

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,947	1.33	2,583	8,683	1.31	11,360
Debt derivatives settled	2,558	1.32	3,385	8,533	1.31	11,159

Net cash received			25			8

As at December 31, 2017, we had nil and US$746 million of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2016 - US$150 million and nil), respectively.

Senior notes
During this quarter, we did not enter into or settle any debt derivatives related to senior notes.

Bond forwards
During this quarter, we did not enter into or settle any bond forwards.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be reclassified into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2017 and 2016.

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	840	1.27	1,070
Expenditure derivatives settled	225	1.33	300	930	1.33	1,240

	Three months ended December 31, 2016			Twelve months ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	240	1.32	316	990	1.33	1,318
Expenditure derivatives settled	210	1.21	255	840	1.22	1,025

As at December 31, 2017, we had US$1,200 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from January 2018 to December 2019 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.28/US$ (December 31, 2016 - $1.32/US$).

See “Mark-to-market value” for more information about our expenditure derivatives.

Equity derivatives
As at December 31, 2017, we had equity derivatives outstanding for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

We did not enter into or settle any equity derivatives during the quarter. We have executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017).

See “Mark-to-market value” for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	—	—	276	68

Net mark-to-market asset				1,094

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8

Net mark-to-market asset				1,659

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Long-term debt [1]	14,555	16,197
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,146)	(1,740)
Short-term borrowings	1,585	800
Bank advances	6	71

Adjusted net debt [3]	15,000	15,328

Debt leverage ratio [3,4]	2.8	3.0
[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Debt leverage ratio is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,465 million of marketable securities in publicly-traded companies as at December 31, 2017 (December 31, 2016 - $1,047 million).

Our adjusted net debt decreased by $328 million from December 31, 2016 primarily as a result of a decrease in our outstanding long-term debt, partially offset by an increase in our short-term borrowings and reduction in the fair value of our net debt derivative asset.

Outstanding common shares

	As at December 31	As at December 31
	2017	2016

Common shares outstanding [1]
Class A Voting	112,407,192	112,411,992
Class B Non-Voting	402,403,433	402,396,133

Total common shares	514,810,625	514,808,125

Options to purchase Class B Non-Voting shares
Outstanding options	2,637,890	3,732,524
Outstanding options exercisable	924,562	1,770,784
[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:
●	Subscriber counts;
●	Subscriber churn (churn);
●	Postpaid average revenue per account (ARPA);
●	Blended average revenue per user (ARPU);
●	Capital intensity; and
●	Total service revenue.

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery); other expense (income); finance costs; restructuring, acquisition and other; loss (gain) on disposition of property, plant and equipment; depreciation and amortization; and stock-based compensation.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation; restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Reconciliation of adjusted operating profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Net income (loss)	419	(9)	1,711	835
Add (deduct):
Income tax expense (recovery)	158	(5)	635	324
Other expense (income)	3	(4)	(19)	191
Finance costs	184	188	746	761
Restructuring, acquisition and other	31	518	152	644
Gain on disposition of property, plant and equipment	—	—	(49)	—
Depreciation and amortization	531	555	2,142	2,276
Stock-based compensation	14	16	61	61

Adjusted operating profit	1,340	1,259	5,379	5,092

Reconciliation of adjusted operating profit margin

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,340	1,259	5,379	5,092
Divided by: total revenue	3,632	3,510	14,143	13,702

Adjusted operating profit margin	36.9%	35.9%	38.0%	37.2%

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Net income (loss)	419	(9)	1,711	835
Add (deduct):
Stock-based compensation	14	16	61	61
Restructuring, acquisition and other	31	518	152	644
Net loss on divestitures pertaining to investments	—	—	—	11
(Recovery) loss on wind down of shomi	—	—	(20)	140
Gain on disposition of property, plant and equipment	—	—	(49)	—
Income tax impact of above items	(11)	(143)	(36)	(213)
Income tax adjustment, legislative tax change	2	—	2	3

Adjusted net income	455	382	1,821	1,481

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	455	382	1,821	1,481
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.88	$0.74	$3.54	$2.88

Adjusted diluted earnings per share:
Adjusted net income	455	382	1,821	1,481
Divided by:
Diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	$0.88	$0.74	$3.52	$2.86

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	1,142	1,053	3,938	3,957
Add (deduct):
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Interest on borrowings, net of capitalized interest	(179)	(182)	(722)	(740)
Restructuring, acquisition and other	31	518	152	644
Impairment of assets and related onerous contract charges	—	(484)	—	(484)
Interest paid	125	124	735	756
Change in non-cash operating working capital items	15	18	154	(14)
Other adjustments	(49)	(51)	(75)	(62)

Free cash flow	244	392	1,746	1,705

Reconciliation of adjusted net debt and debt leverage ratio

	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	1,756	750
Long-term debt	12,692	15,330
Deferred transaction costs and discounts	107	117
	14,555	16,197
Add (deduct):
Net debt derivative assets	(1,129)	(1,683)
Credit risk adjustment related to net debt derivative assets	(17)	(57)
Short-term borrowings	1,585	800
Bank advances	6	71

Adjusted net debt	15,000	15,328

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,000	15,328
Divided by: trailing 12-month adjusted operating profit	5,379	5,092

Debt leverage ratio	2.8	3.0

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.
	2017				2016
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,189	2,138	2,048	1,968	2,058	2,037	1,931	1,890
Cable	871	870	870	855	858	865	870	856
Business Solutions	99	97	96	95	96	95	97	96
Media	526	516	637	474	550	533	615	448
Corporate items and intercompany eliminations	(53)	(40)	(59)	(54)	(52)	(38)	(58)	(45)
Total revenue	3,632	3,581	3,592	3,338	3,510	3,492	3,455	3,245
Total service revenue [1]	3,430	3,450	3,466	3,214	3,306	3,328	3,308	3,085

Adjusted operating profit (loss)
Wireless	860	964	924	813	792	884	846	763
Cable	449	440	428	392	435	431	415	393
Business Solutions	32	33	32	31	30	31	31	31
Media	39	65	63	(28)	49	79	90	(49)
Corporate items and intercompany eliminations	(40)	(39)	(37)	(42)	(47)	(40)	(35)	(37)
Adjusted operating profit [2]	1,340	1,463	1,410	1,166	1,259	1,385	1,347	1,101
Deduct (add):
Stock-based compensation	14	15	19	13	16	18	15	12
Depreciation and amortization	531	531	535	545	555	575	572	574
Gain on disposition of property, plant and equipment	—	—	(49)	—	—	—	—	—
Restructuring, acquisition and other	31	59	34	28	518	55	27	44
Finance costs	184	183	189	190	188	188	189	196
Other expense (income)	3	20	(31)	(11)	(4)	220	9	(34)
Net income (loss) before income tax expense (recovery)	577	655	713	401	(14)	329	535	309
Income tax expense (recovery)	158	188	182	107	(5)	109	141	79
Net income (loss)	419	467	531	294	(9)	220	394	230

Earnings (loss) per share:
Basic	$0.81	$0.91	$1.03	$0.57	($0.02)	$0.43	$0.77	$0.45
Diluted	$0.81	$0.91	$1.03	$0.57	($0.04)	$0.43	$0.76	$0.44

Net income (loss)	419	467	531	294	(9)	220	394	230
Add (deduct):
Stock-based compensation	14	15	19	13	16	18	15	12
Restructuring, acquisition and other	31	59	34	28	518	55	27	44
(Recovery) loss on wind down of shomi	—	—	(20)	—	—	140	—	—
Net loss (gain) on divestitures pertaining to investments	—	—	—	—	—	50	—	(39)
Gain on disposition of property, plant and equipment	—	—	(49)	—	—	—	—	—
Income tax impact of above items	(11)	(18)	(1)	(6)	(143)	(56)	(9)	(5)
Income tax adjustment, legislative tax change	2	—	—	—	—	—	—	3
Adjusted net income [2]	455	523	514	329	382	427	427	245

Adjusted earnings per share [2]:
Basic	$0.88	$1.02	$1.00	$0.64	$0.74	$0.83	$0.83	$0.48
Diluted	$0.88	$1.01	$1.00	$0.64	$0.74	$0.83	$0.83	$0.47

Additions to property, plant and equipment, net	841	658	451	486	604	549	647	552
Cash provided by operating activities	1,142	1,377	823	596	1,053	1,185	1,121	598
Free cash flow [2]	244	538	626	338	392	598	495	220
[1]	As defined. See “Key Performance Indicators”.
[2]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016

Revenue	3,632	3,510	14,143	13,702

Operating expenses:
Operating costs	2,306	2,267	8,825	8,671
Depreciation and amortization	531	555	2,142	2,276
Gain on disposition of property, plant and equipment	—	—	(49)	—
Restructuring, acquisition and other	31	518	152	644
Finance costs	184	188	746	761
Other expense (income)	3	(4)	(19)	191

Income (loss) before income tax expense (recovery)	577	(14)	2,346	1,159
Income tax expense (recovery)	158	(5)	635	324

Net income (loss) for the period	419	(9)	1,711	835

Earnings (loss) per share:
Basic	$0.81	($0.02)	$3.32	$1.62
Diluted	$0.81	($0.04)	$3.31	$1.62

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2017	2016

Assets
Current assets:
Accounts receivable	2,041	1,949
Inventories	313	315
Other current assets	197	215
Current portion of derivative instruments	421	91
Total current assets	2,972	2,570

Property, plant and equipment	11,143	10,749
Intangible assets	7,244	7,130
Investments	2,561	2,174
Derivative instruments	953	1,708
Other long-term assets	82	98
Deferred tax assets	3	8
Goodwill	3,905	3,905

Total assets	28,863	28,342

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	6	71
Short-term borrowings	1,585	800
Accounts payable and accrued liabilities	2,931	2,783
Income tax payable	62	186
Current portion of provisions	4	134
Unearned revenue	346	367
Current portion of long-term debt	1,756	750
Current portion of derivative instruments	133	22
Total current liabilities	6,823	5,113

Provisions	35	33
Long-term debt	12,692	15,330
Derivative instruments	147	118
Other long-term liabilities	613	562
Deferred tax liabilities	2,206	1,917
Total liabilities	22,516	23,073

Shareholders’ equity	6,347	5,269

Total liabilities and shareholders’ equity	28,863	28,342

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)
	Three months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016
Operating activities:
Net income (loss) for the period	419	(9)	1,711	835
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	531	555	2,142	2,276
Program rights amortization	15	17	64	71
Finance costs	184	188	746	761
Income tax expense (recovery)	158	(5)	635	324
Stock-based compensation	14	16	61	61
Post-employment benefits contributions, net of expense	28	28	4	(3)
Net loss on divestitures pertaining to investments	—	—	—	11
Gain on disposition of property, plant and equipment	—	—	(49)	—
(Recovery) loss on wind down of shomi	—	—	(20)	140
Impairment of assets and related onerous contract charges	—	484	—	484
Other	9	2	8	34
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,358	1,276	5,302	4,994
Change in non-cash operating working capital items	(15)	(18)	(154)	14
Cash provided by operating activities before income taxes paid and interest paid	1,343	1,258	5,148	5,008
Income taxes paid	(76)	(81)	(475)	(295)
Interest paid	(125)	(124)	(735)	(756)

Cash provided by operating activities	1,142	1,053	3,938	3,957

Investing activities:
Additions to property, plant and equipment, net	(841)	(604)	(2,436)	(2,352)
Additions to program rights	(21)	(3)	(59)	(46)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	101	44	109	(103)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	21	49	(60)	45

Cash used in investing activities	(740)	(514)	(2,630)	(2,456)

Financing activities:
Net (repayment of) proceeds received on short-term borrowings	(163)	(250)	858	—
Net repayment of long-term debt	(3)	(57)	(1,034)	(538)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	40	(28)	(79)	(45)
Transaction costs incurred	—	(17)	—	(17)
Dividends paid	(247)	(247)	(988)	(988)
Other	—	—	—	5

Cash used in financing activities	(373)	(599)	(1,243)	(1,583)

Change in cash and cash equivalents	29	(60)	65	(82)
(Bank advances) cash and cash equivalents, beginning of period	(35)	(11)	(71)	11

Bank advances, end of period	(6)	(71)	(6)	(71)

Investments
	As at December 31	As at December 31
(In millions of dollars)	2017	2016

Investments in:
Publicly traded companies	1,465	1,047
Private companies	167	169
Investments, available-for-sale	1,632	1,216
Investments, associates and joint ventures	929	958

Total investments	2,561	2,174

Long-Term Debt
			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2017	2016

Bank credit facilities				Floating	—	100
Bank credit facilities		US	revolving	Floating	—	201
Senior notes	2017		250	Floating	—	250
Senior notes	2017		500	3.000%	—	500
Senior notes	2018	US	1,400	6.800%	1,756	1,880
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	627	671
Senior notes	2023	US	850	4.100%	1,066	1,141
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	878	940
Senior notes	2026	US	500	2.900%	627	671
Senior debentures [1]	2032	US	200	8.750%	251	269
Senior notes	2038	US	350	7.500%	439	470
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	627	671
Senior notes	2043	US	650	5.450%	816	873
Senior notes	2044	US	1,050	5.000%	1,318	1,410
					14,555	16,197
Deferred transaction costs and discounts					(107)	(117)
Less current portion					(1,756)	(750)

Total long-term debt					12,692	15,330
[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2017 and 2016.

About Forward-Looking Information

This earnings release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
●
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

●
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

●	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:

● ● ●	the growth of new products and services; expected growth in subscribers and the services to which they subscribe; the cost of acquiring and retaining subscribers and deployment of new services;	● ●	continued cost reductions and efficiency improvements; and all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

●	general economic and industry growth rates;	●	availability of devices;
●	currency exchange rates and interest rates;	●	timing of new product launches;
●	product pricing levels and competitive intensity;	●	content and equipment costs;
●	subscriber growth;	●	the integration of acquisitions; and
●	pricing, usage, and churn rates;	●	industry structure and stability.
●	changes in government regulation;
●	technology deployment;

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
● ● ● ● ●
regulatory changes;
technological changes;
economic conditions;
unanticipated changes in content or equipment costs;
changing conditions in the entertainment, information, and communications industries;
the integration of acquisitions;
	● ● ● ●	litigation and tax matters; the level of competitive intensity; the emergence of new opportunities; and new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2016 Annual MD&A entitled “Regulation in Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 14, 2016

ROGERS COMMUNICATIONS INC.

US$4,000,000,000
Debt Securities

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains valid, debt securities in an aggregate amount not to exceed US$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering). These debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series. The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors. We will provide the specific terms of any debt securities we offer in one or more prospectus supplements which will accompany this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer debt securities unless accompanied by a prospectus supplement.

We may sell debt securities to or through underwriters or dealers purchasing as principals, and may also sell debt securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of debt securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any compensation payable to underwriters, dealers or agents.

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market. There is currently no market through which the debt securities may be sold and purchasers may not be able to resell the debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which the debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part. References to this “prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under “Description of Debt Securities” or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, references to “Cdn$” and “$” are to Canadian dollars, and references to “U.S. dollars” or “US$” are to United States dollars.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those debt securities to which the prospectus supplement pertains. We have filed an undertaking with the Ontario Securities Commission that we will not distribute under this prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the Ontario Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are stated in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) by us under the United States Securities Exchange Act of 1934, as amended, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.
our annual information form for the year ended December 31, 2015, dated February 11, 2016 (except that any section of such annual information form describing our credit ratings shall not be incorporated by reference into this prospectus);

2.
 our audited consolidated financial statements as at and for the years ended December 31, 2015 and 2014, together with the report of the auditors thereon, and management’s discussion and analysis in respect of those statements; and

3.	our management information circular dated March 12, 2015 in connection with our annual meeting of shareholders held on April 21, 2015.

Any documents of the types referred to above, and any material change reports (excluding confidential material change reports), business acquisition reports and updated earnings coverage ratio information, filed by us with the Ontario Securities Commission after the date of this short form prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus (except that any section of any annual information form describing our credit ratings shall not be incorporated by reference into this prospectus).  In addition, any such documents which are filed with or furnished to the SEC by using our periodic reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by us with and, where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

A prospectus supplement containing the specific terms of an offering of the debt securities and, if applicable, updated disclosure of earnings coverage ratios will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of debt securities covered by that prospectus supplement. Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 of the Canadian Securities Administrators) pertaining to an offering of debt securities that is filed by us with the Ontario Securities Commission after the date of the prospectus supplement for that offering and before the termination of the distribution of such debt securities will be deemed to be incorporated by reference into that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Documents that we have filed with the Ontario Securities Commission may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the debt securities. This prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, including the exhibits filed therewith, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including certain documents incorporated by reference herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions concerning among other things, our business, operations and financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, as well as statements about our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, forecasts and projections relating to operating revenue, adjusted operating profit, additions to property, plant and equipment, cash income taxes, free cash flow, dividend payments, the growth of new products and services, the expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and the deployment of new services, continued cost reductions and efficiency improvements and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook” and similar expressions, although not all statements containing forward-looking information include such words. Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied, but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus (including the documents incorporated by reference herein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty. Actual events and results can be substantially different from what is expressed or implied by the forward-looking information because of risks, uncertainties and other factors many of which are beyond our control, including, but not limited to:

●	regulatory changes,

●	technological change,

●	economic conditions,

●	unanticipated changes in content or equipment costs,

●	changing conditions in the entertainment, information and/or communications industries,

●	the integration of acquisitions,

●	litigation and tax matters,

●	the level of competitive intensity,

●	the emergence of new opportunities; and

●	new interpretations and new accounting standards from accounting standards bodies.

These risks, uncertainties or other factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, should our objectives, strategies or intentions change, or should any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the debt securities and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in this prospectus, including the risks referenced under “Risk Factors”.

ROGERS COMMUNICATIONS INC.

We are a leading diversified public Canadian communications and media company. We provide a broad range of services to individual consumers and businesses, including wireless voice and data communications, high-speed Internet, cable television, cable telephony, and data networking services. We also provide services in radio and television broadcasting (including over-the-air and “over-the-top” (OTT) programming through the Internet and mobile applications), multi-platform shopping, consumer magazines and trade publications, sports media and entertainment, and digital media.

RECENT DEVELOPMENTS

Concurrently with filing this prospectus, we filed a separate base shelf prospectus which qualifies future public offerings of debt securities, from time to time, in an aggregate amount not to exceed Cdn$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering) in each of the Provinces of Canada.  The particular terms of any series of debt securities offered in connection with that base shelf prospectus will be established at the time of issuance and will be described in a prospectus supplement to that base shelf prospectus. The notice set forth in this paragraph does not constitute an offer of any securities for sale under that base shelf prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since December 31, 2015 to the date of this prospectus.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the issue of debt securities will be set forth in a prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the net proceeds of an offering will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes. We may, from time to time, incur additional debt other than through the issue of debt securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell debt securities, for cash or other consideration, to or through one or more underwriters or dealers purchasing as principals, and also may sell debt securities to one or more purchasers directly or through agents. The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

The prospectus supplement with respect to any debt securities being offered will set forth the terms of the offering of those debt securities, including:

●	the name or names of any underwriters, dealers or other placement agents,

●	the purchase price of, and form of consideration for, those debt securities and the proceeds to us from such sale,

●	any delayed delivery arrangements,

●	any underwriting discounts or commissions and other items constituting underwriters’ compensation,

●	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

●	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

●	any securities exchanges on which those debt securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with debt securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario. The debt securities may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter, dealer or agent participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities”. Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt. The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our unsubordinated indebtedness.

The following description sets forth certain general terms of the debt securities. The particular terms of a series of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms may apply to those debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. In this description, the words “we”, “us”, “our”, “RCI” and “Rogers Communications Inc.” refer to Rogers Communications Inc. (or its successors, if any) and not any of its subsidiaries.

Unless otherwise specified in a prospectus supplement, the senior debt securities and the subordinated debt securities will be issued under the base indenture (the “base indenture”) between us and The Bank of New York Mellon, as trustee, dated as of August 6, 2008, as supplemented by one or more supplemental indentures. A copy of the base indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. A copy of the base indenture may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com. When we issue a series of debt securities, the terms and provisions that are particular to those securities will be set forth in a supplemental indenture. When we refer to the “indenture” in this prospectus in respect of a particular series of debt securities, we are referring to the base indenture, as supplemented by the supplemental indenture applicable to such series. The following summary is of certain provisions of the base indenture and certain general features of the debt securities and this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the base indenture and the applicable provisions of the United States Trust Indenture Act of 1939 (the “TIA”), as amended.

General

The base indenture does not limit the amount of debt securities that may be issued. The debt securities may be issued in one or more series as may be authorized from time to time. The particular terms of any series of debt securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following where applicable:

●	the title of that series,

●	any limit on the amount that may be issued in respect of that series,

●	whether we will issue the series of debt securities in global form and, if so, who the depositary will be,

●	the maturity date of the debt securities,

●	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

●
if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

●	whether the debt securities will be secured or unsecured and, if secured, the terms of any security provided,

●	any guarantees, including the terms of any such guarantees,

●	the ranking of the series of debt securities relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

●	the place where payments will be payable,

●	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

●	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

●
the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders’ option, to purchase, the series of debt securities,

●	whether any covenants or events of default in addition to, or that are different from, those provided in the base indenture will apply to the series of debt securities,

●	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

●	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

●	the denominations in which we will issue the series of debt securities, and

●	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

If the debt securities will be issued under a different indenture than the base indenture, the applicable prospectus supplement will describe all of the above, to the extent applicable, will identify the trustee for that indenture and will describe the covenants, events of default and other material terms applicable to those debt securities to the extent that they differ from, or are additional to, those provided in the base indenture.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors. We expect any guarantee provided in respect of senior debt securities would constitute an unsubordinated and unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth in the applicable supplemental indenture. If any debt securities are to be guaranteed, we expect that Rogers Communications Canada Inc., one of RCI’s wholly owned subsidiaries, would be the guarantor.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount and may bear no interest or interest at a rate that at the time of issuance is below or above market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Form, Denomination, Exchange and Transfer

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.

Subject to the limitations provided in the indenture and except as otherwise provided in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, The City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Optional Redemption

The debt securities will be redeemable, in whole or in part, at the option of RCI at any time at the applicable redemption price specified in the applicable prospectus supplement.

Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of the debt securities to be redeemed.

Unless RCI defaults in payment of the applicable redemption price, on and after the redemption date, interest will cease to accrue on the debt securities or portions of the debt securities called for redemption.

In the case of a partial redemption of debt securities, selection of debt securities from such series for redemption will be made on a pro rata basis. If any debt security is redeemed in part, the notice of redemption relating to such debt security shall state the portion of the principal amount thereof to be redeemed; provided that no debt security in an aggregate principal amount of Cdn$1,000 or US$1,000, as the case may be, or less shall be redeemed in part. A replacement debt security in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original debt security.

Redemption Upon Changes in Withholding Taxes

Each series of debt securities will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such series of debt securities, any Additional Amounts with respect to such series of debt securities as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the date of issuance of such series. See the subsection entitled “— Additional Amounts”.

Convertible Debt Securities

The prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into equity of RCI. The prospectus supplement will describe how the number of shares or other equity securities of RCI to be received upon such conversion would be calculated and the anti-dilution protections, if any. No debt securities will be convertible for a period of at least one year from the time of sale.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the base indenture. Reference is made to the base indenture for the full definition of all such terms.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of the base indenture, including, without limitation, all common stock and preferred stock.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the base indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i)	money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;
(ii)	the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(iii)	all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;
(iv)	all liabilities upon which interest charges are customarily paid by such Person;
(v)	shares of Disqualified Stock not held by RCI or a wholly-owned Restricted Subsidiary;
(vi)	Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and
(vii)	any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business and, (B) except as otherwise expressly provided in the indenture, Inter-Company Subordinated Debt.

“Default” means, with respect to a series of debt securities, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such series.

“Disqualified Stock” means, for any series of debt securities, any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and as in force at the date as of which the base indenture was executed.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Canadian Institute of Chartered Accountants and as applied from time to time by RCI in the preparation of its consolidated financial statements.

“Government Obligations” means direct obligations of, or obligations of a Person the timely payment of which is unconditionally guaranteed by, the government that issued any of the currencies in which the applicable series of debt securities are payable, and that are not subject to prepayment, redemption or call at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the U.S. Securities Act), as custodian with respect to any such obligation or obligations or a specific payment of principal of or interest on any account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal of or interest on the Government Obligation evidenced by such depository receipt.

“Inter-Company Subordinated Debt” means, for any series of debt securities, all indebtedness of RCI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RCI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to such debt securities in the manner and to the extent set forth in Exhibit A to the base indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A to the base indenture for the benefit of the trustee and the holders of such debt securities.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Restricted Subsidiary” means any Subsidiary of RCI other than an Unrestricted Subsidiary.

“Rogers Entities” means RCI and its Affiliates.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of RCI as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of RCI and computed in accordance with GAAP.

“Stated Maturity” means, with respect to any series of debt securities or any installment of interest thereon, the date specified in such series as the fixed date on which the principal of such series of debt securities or such installment of interest is due and payable.

“Subsidiary” means any firm, partnership, corporation or other legal entity in which RCI, RCI and one or more Subsidiaries, or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Unrestricted Subsidiary” means (i) any Subsidiary of RCI that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable supplemental indenture and (ii) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Certain Covenants

The following describes certain covenants contained in the base indenture. The base indenture also contains certain covenants not described herein. To the extent any additional or different covenants will apply to a particular series of debt securities, this will be set forth in the supplemental indenture relating to such series of debt securities and described in the applicable prospectus supplement.

Provision of Financial Information

RCI shall supply without cost to each holder of the debt securities, and file with the trustee within 30 days after RCI is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

If RCI is not required to file with the Commission such reports and other information, unless otherwise indicated in the applicable prospectus supplement, RCI will furnish (without cost) to each holder of the debt securities and file with the trustee (i) within 120 days after the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, its interim unaudited financial statements for such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time). RCI shall also make such reports available to prospective purchasers of the debt securities, securities analysts and broker-dealers upon their request.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI is the continuing corporation or (2) the Person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any Debt which becomes an obligation of RCI or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement of a particular series of debt securities, an Event of Default will occur with respect to a series of debt securities if:

(a)	there is a failure to pay when due the principal of (or any applicable redemption price of) any of the debt securities of such series; or

(b)	there is a failure to pay any interest or any Additional Amounts on any of the debt securities of such series for 30 days after the date when due; or

(c)	RCI or any Restricted Subsidiary fails to perform or observe any other covenant that is applicable to such series of debt securities contained in the indenture for a period of 60 days after written notice of such failure has been given to RCI by the trustee or to RCI and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of such series; or

(d)	(i) there shall have occurred one or more defaults of RCI or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of RCI or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration; or

(e)	any judgments or orders aggregating an amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity rendered against RCI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f)	certain events of bankruptcy, insolvency or reorganization affecting RCI or any Restricted Subsidiary shall occur.

Except as otherwise provided in the applicable prospectus supplement, if an Event of Default (other than an Event of Default specified in clause (f) above) occurs and is continuing in respect of any series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the principal of all outstanding debt securities of such series due and payable. If an Event of Default specified in clause (f) above occurs and is continuing in respect of a series of debt securities, then the principal of all outstanding debt securities of such series will become due and payable without any declaration or other act on the part of the trustee or any holder of such series.

At any time after a declaration of acceleration with respect to a series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of such accelerated series acting in writing may, on behalf of the holders of all the debt securities of such individual accelerated series, rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee with respect to such series of debt securities and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) the principal of, and interest, premium or other amounts, if any, on, any debt securities of such series that have become due and payable otherwise than by such declaration of acceleration, and (iii) to the extent provided in the applicable prospectus supplement and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided for such purpose in the prospectus supplement for such series; and (b) all Events of Default, other than the non-payment of principal of, or interest, premium or other amounts, if any, on, the debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The base indenture contains a provision entitling the trustee to be funded and indemnified by the holders of debt securities of the applicable series before proceeding to exercise any right or power under the indenture at the request or direction of such holders. Subject to such provisions for funding and indemnification of the Trustee and certain other limitations and conditions contained in the base indenture, the base indenture provides that the holders of a majority in aggregate principal amount of outstanding debt securities of the applicable series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee under the indenture. The base indenture provides that no holder of debt securities of any series may pursue a remedy with respect to the indenture except under certain circumstances where the trustee has failed to act.

During the existence of an Event of Default, the trustee is required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

RCI will be required to furnish to the trustee annually a statement as to any default by RCI in the performance and observance of its obligations under the indenture.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise indicated in the relevant prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series. We refer to this discharge of obligations as “defeasance”. Defeasance means that RCI (and any such guarantors) will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI’s obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of Additional Amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI’s obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) RCI’s right of redemption in the event of Additional Amounts becoming payable under certain circumstances.

In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described under the subsections of “—Certain Covenants” entitled “—Provision of Financial Information” and “—Mergers, Amalgamations and Sales of Assets by RCI”) and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) (“covenant defeasance”) and any omission to comply with such obligations thereafter shall not constitute a Default or an Event of Default with respect to that series of debt securities. In the event we exercise covenant defeasance in respect of a series, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled “—Events of Default”, as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain Government Obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Additional Amounts

All payments made by RCI under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If RCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the debt securities, RCI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such debt securities in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of debt securities in respect of a beneficial owner (each an “Excluded Person”) (i) with which RCI does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of debt securities or the receipt of payments thereunder, (iii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (iv) if the debt securities are presented for payment more than 15 days after the date on which such payment or such debt securities became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the debt securities been presented on the last day of such 15-day period) or (v) to the extent that such withholding is imposed on a payment to a holder or beneficial owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive. RCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a holder of debt securities, RCI will furnish, as soon as reasonably practicable, to such holder of debt securities certified copies of tax receipts evidencing such payment by RCI. RCI will indemnify and hold harmless each holder of debt securities in respect of a beneficial owner (other than an Excluded Person) and, upon written request of any holder of debt securities (other than an Excluded Person), reimburse such holder for the amount of (i) any such Taxes so levied or imposed and paid by such holder as a result of any failure of RCI to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such holder in respect of a beneficial owner after such reimbursement would not be less than the net amount such holder would have received in respect of the beneficial owner if such taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the debt securities is due and payable, if RCI will be obligated to pay Additional Amounts with respect to such payment, RCI will deliver to the trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information necessary to enable the trustee, on behalf of the Company, to pay such Additional Amounts to holders of debt securities on the payment date. Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any debt securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that RCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the debt securities of any series, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RCI may redeem all, but not less than all, the debt securities of such series at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date. See the subsection entitled “— Redemption Upon Changes in Withholding Taxes”.

Modification and Waiver

Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain Defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past Defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the indenture or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the base indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing Default or Event of Default and its consequences under the base indenture and such supplemental indenture other than a Default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of RCI, the trustee for the debt securities or any paying agent or registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name. Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the indenture.

Governing Law

The indenture, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States. RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of

Canada applicable in that province (collectively, “Applicable Laws”), a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (“New York Court”) for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a “New York Judgment”), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

RCI has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to the indenture, including any supplemental indentures or the debt securities issued thereunder, and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

EARNINGS COVERAGE

The following earnings coverage ratio and associated financial information have been calculated on a consolidated basis for the 12-month period ended December 31, 2015 based on our consolidated financial statements for the year ended December 31, 2015 which have been prepared in accordance with IFRS.

12 Months Ended December 31, 2015

Earnings before borrowing costs and income taxes	$2,588 million

Borrowing cost requirements(1)	$771 million

Earnings coverage ratio(2)	3.36x

(1)	Borrowing cost requirements refers to our aggregate interest in respect of our financial liabilities, including deferred financing fees, for the year ended December 31, 2015.

(2)
Earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes for the year ended December 31, 2015 and (ii) our borrowing cost requirements for the year ended December 31, 2015.

The information presented above is historical and does not give effect to the issuance of debt securities that may be distributed pursuant to this prospectus since the terms of such debt securities are not presently known. Earnings coverage ratios adjusted to give effect to the issuance of any debt securities being distributed and to reflect such other adjustments as may be required by applicable Canadian securities law requirements will be presented for the prescribed periods in the applicable prospectus supplement. The earnings coverage ratio set out above does not purport to be indicative of earnings coverage ratios for any future periods.

RISK FACTORS

An investment in the debt securities involves risk. Before deciding whether to invest in the debt securities, you should consider carefully the risks described in the documents incorporated by reference into this prospectus (including subsequent documents incorporated by reference into this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Discussions of certain risks and uncertainties affecting our business are provided in our annual information form and our management’s discussion and analysis for the year ended December 31, 2015 (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada. In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgments of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws. In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there may be some doubt whether a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would be enforceable in Ontario. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the offering of the debt securities under our registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the debt securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those debt securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to debt securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Davies Ward Phillips & Vineberg LLP; powers of attorney from directors and officers of the registrants; the base indenture relating to the debt securities and the statement of eligibility of the Trustee on Form T-1.

Rogers Communications Inc.

US$750,000,000 4.300% Senior Notes Due 2048

PROSPECTUS SUPPLEMENT
February 5, 2018

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBC Capital Markets
BMO Capital Markets	MUFG	TD Securities
Co-Managers
CIBC Capital Markets	Citigroup	Mizuho Securities
National Bank of Canada Financial Markets	Scotiabank	SMBC Nikko
Wells Fargo Securities